 Filed Pursuant to General Instruction II.L. of Form F-10
 File No. 333-233997
A copy of this preliminary prospectus supplement has been filed with the securities regulatory authorities in each of the provinces of Canada, except Québec, but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary prospectus supplement may not be complete and may have to be amended.
No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement, together with the short form base shelf prospectus dated October 17, 2019 to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference herein and therein, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell these securities.
Information has been incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus dated October 17, 2019 to which it relates from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, Finance of Profound Medical Corp. at 2400 Skymark Avenue, Unit 6, Mississauga, Ontario, L4W 5K5, Telephone: (647) 476-1350, and are also available electronically at www.sedar.com.
PRELIMINARY PROSPECTUS SUPPLEMENT
TO THE SHORT FORM BASE SHELF PROSPECTUS DATED OCTOBER 17, 2019
New Issue	January 21, 2020
PROFOUND MEDICAL CORP.
U.S.$
            Common Shares
This prospectus supplement (the “Prospectus Supplement”), together with the accompanying short form base shelf prospectus dated October 17, 2019 to which it relates (the “Shelf Prospectus”), qualifies the distribution (the “Offering”) of              common shares (the “Offered Shares”) in the capital of Profound Medical Corp. (“Profound” or the “Corporation”) at a price of U.S.$             per Offered Share (the “Offering Price”).
The Offered Shares are being issued pursuant to an underwriting agreement dated January    , 2020 (the “Underwriting Agreement”) among the Corporation and Cowen and Company, LLC (“Cowen”), as lead underwriter (the “Lead Underwriter”), and Raymond James Ltd., as co-manager (together, the “Underwriters” and, individually, an “Underwriter”). The Offering Price was determined by arm’s length negotiation between the Corporation and the Underwriters. See “Plan of Distribution”.
The issued and outstanding common shares of the Corporation (the “Common Shares”) are listed on the Toronto Stock Exchange (the “TSX”) under the trading symbol “PRN” and on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “PROF”. On January 20, 2020 and January 17, 2020, the trading days immediately prior to the announcement of this Offering, the closing prices of the Common Shares on the TSX and Nasdaq, respectively, were C$16.70 and U.S.$13.08, respectively. The Corporation has applied to list the Offered Shares on the TSX. Listing will be subject to the Corporation fulfilling all of the applicable listing requirements of the TSX. The Corporation has given notice of the listing of additional Common Shares to Nasdaq in accordance with the rules of that exchange.
	U.S.$ per Offered Share		Net Proceeds to the Corporation(2)
	Price to the Public	Underwriters’ Fee(1)(2)
Per Offered Share	U.S.$	U.S.$	U.S.$
Total(3)	U.S.$	U.S.$	U.S.$

Notes:
(1)
Pursuant to the Underwriting Agreement, the Corporation has agreed to pay to the Underwriters an aggregate cash fee equal to 7.0% of the gross proceeds from the sale of the Offered Shares (the “Underwriters’ Fee”). See “Plan of Distribution” for additional information regarding underwriting compensation.

(2)
After deducting the Underwriters’ Fee but before deducting the expenses of the Offering, estimated to be U.S.$            , which, together with the Underwriters’ Fee, will be paid from the proceeds of the Offering.

(3)
The Corporation has granted to the Underwriters an over-allotment option (the “Over-Allotment Option”) exercisable in whole or in part, in the sole discretion of the Underwriters, at any time prior to 5:00 p.m. (Toronto time) on the date that is the 30th day following the Closing Date, to purchase up to an additional              Common Shares (the “Additional Shares”) at the Offering Price solely to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the total price to the public, the Underwriters’ Fee and net proceeds to the Corporation (before deducting expenses of the Offering) will be U.S.$            , U.S.$             and U.S.$            , respectively. This Prospectus Supplement qualifies the grant of the Over-Allotment Option and the distribution of any Additional Shares. A purchaser who acquires Additional Shares forming part of the Underwriters’ over-allocation position acquires such securities under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. See “Plan of Distribution”.

The following table sets forth the maximum number of Additional Shares that may be issued by the Corporation pursuant to the Over-Allotment Option:
Underwriters’ Position	Maximum Number of Additional Shares	Exercise Period	Exercise Price
Over-Allotment Option	Additional Shares	At any time and from time to time up to 30 days following the Closing Date	U.S.$ per Additional Share
Unless the context otherwise requires, all references to “Offered Shares” in this Prospectus Supplement includes reference to Additional Shares that may be issued pursuant to the Over-Allotment Option.
The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” and subject to the approval of certain legal matters relating to the Offering on behalf of the Corporation by Torys LLP and on behalf of the Underwriters by Osler, Hoskin & Harcourt LLP.
Pursuant to the terms and conditions contained in Underwriting Agreement, the Underwriters have agreed to severally purchase as principals, on an underwritten basis in the respective percentages set forth in the Underwriting Agreement, the Offered Shares from the Corporation and the Corporation has agreed to issue and sell to the Underwriters all, but not less than all, of the Offered Shares. The Offering is being made concurrently in the United States and in each of the provinces of Canada, except Québec. The Offered Shares will be offered in the United States through certain of the Underwriters, either directly or indirectly, through their respective U.S. broker-dealer affiliates or agents. The Offered Shares will be offered in each of the provinces of Canada, except Québec, through certain of the Underwriters, or through such other Canadian registered dealers as may be designated by the Underwriters. Cowen is not acting as underwriter of the Offered Shares in any province or territory of Canada and will only offer and sell the Offered Shares outside of Canada. See “Plan of Distribution”.
Subscriptions for the Offered Shares will be received subject to rejection or allotment, in whole or in part, and the Underwriters reserve the right to close the subscription books at any time without notice. It is expected that the closing of the Offering will occur on or about January   , 2020 or such other date as mutually agreed upon by the Underwriters and the Corporation (the “Closing Date”), but in any event not later than February   , 2020. It is expected that the Corporation will arrange for the instant deposit of the Offered Shares under the book-based system of registration, to be registered to The Depository Trust Company (“DTC”) and deposited with DTC on the Closing Date. No certificates evidencing the Offered Shares will be issued to purchasers of the Offered Shares. Purchasers of the Offered Shares will receive only a customer confirmation from the Underwriters or other registered dealers who are DTC participants and from or through whom a beneficial interest in the Offered Shares is purchased. See “Plan of Distribution”.
The Underwriters and members of their selling group (if any) may, in connection with the Offering, over-allot or effect transactions which stabilize or maintain the market price of the Common Shares on the TSX and/or Nasdaq at levels above those which might otherwise prevail in the open market, in compliance with applicable securities laws. Such stabilizing transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.
The Underwriters propose to offer the Offered Shares initially at the Offering Price. After the Underwriters have made a reasonable effort to sell all of the Offered Shares at the Offering Price, the Underwriters may offer the Offered Shares at prices lower than the Offering Price. Notwithstanding any reduction by the Underwriters in the Offering Price, any such reduction will not affect the net proceeds received by the Corporation. See “Plan of Distribution”.
An investment in the Offered Shares involves certain risks that are described under the heading “Risk Factors” and elsewhere in, this Prospectus Supplement, including in the documents incorporated herein by reference and should be considered by any prospective purchaser of the Offered Shares.
The Corporation is permitted, under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States (“MJDS”), to prepare the Shelf Prospectus and this Prospectus Supplement in accordance with the disclosure requirements of Canada. Prospective purchasers in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and may not be comparable to financial statements of United States companies. The audit of such financial statements may be subject to Canadian generally accepted auditing standards and auditor independence standards.
The enforcement by purchasers of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Corporation is governed by the laws of Ontario, Canada, that some or all of its officers and directors are residents of a foreign country, that some or all of the experts named in the Shelf Prospectus and this Prospectus Supplement are residents of a foreign country, and a substantial portion of the assets of the Corporation and said persons may be located outside of the United States.
THE OFFERED SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE OR CANADIAN SECURITIES COMMISSION OR REGULATORY AUTHORITY NOR HAS THE SEC OR ANY STATE OR CANADIAN SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE SHELF PROSPECTUS AND THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.
The Corporation has not authorized anyone to provide readers with information different from that contained in this Prospectus Supplement. The Corporation takes no responsibility for and can provide no assurance as to the reliability of, any other information that others may give readers of this Prospectus Supplement.
Readers should not assume that the information contained or incorporated by reference in this Prospectus Supplement is accurate as of any date other than the date of this Prospectus Supplement or the respective dates of the documents incorporated by reference herein, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in the Shelf Prospectus, this Prospectus Supplement and the documents incorporated by reference therein and herein are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Corporation may have changed since those dates.
Messrs. Arthur Rosenthal and Brian Ellacott, directors of the Corporation, reside outside of Canada. Messrs. Rosenthal and Ellacott have each appointed the Corporation at 2400 Skymark Avenue, Unit 6, Mississauga, Ontario, L4W 5K5 as their agent for service of process in Ontario. Purchasers are advised that it may not be possible for investors to enforce judgements obtained in Canada against a person that resides outside of Canada, even if such person has appointed an agent for service of process. See “Agent for Service of Process”.
All dollar amounts in this Prospectus Supplement are expressed in Canadian dollars, except as otherwise indicated. Unless otherwise noted herein, all references to “U.S.$” or “U.S. dollars” are to United States dollars and all references to “C$” or “$” are to Canadian dollars. See “Exchange Rate Information”. The Corporation’s head and registered office is located at 2400 Skymark Avenue, Unit 6, Mississauga, Ontario, L4W 5K5.
Sole Book-Running Manager
Cowen
Co-Manager
Raymond James

PROSPECTUS SUPPLEMENT
BASE SHELF PROSPECTUS
S-i

ABOUT THIS PROSPECTUS SUPPLEMENT
This document consists of two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and adds to and supplements information contained in the Shelf Prospectus and the documents incorporated by reference therein. The second part is the Shelf Prospectus, which gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is incorporated by reference into the Shelf Prospectus solely for the purpose of this Offering.
Prospective purchasers should rely only on information contained or incorporated by reference in the Shelf Prospectus and this Prospectus Supplement. The Corporation has not authorized anyone to provide prospective purchasers with different or additional information. The Offered Shares are not being offered in any jurisdiction where the offer is not permitted. Prospective purchasers should not assume that the information contained in this Prospectus Supplement is accurate as of any date other than the date on the front of this Prospectus Supplement, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in the Shelf Prospectus, this Prospectus Supplement and the documents incorporated by reference therein and herein are accurate only as of their respective dates, regardless of the time of delivery of this Prospectus Supplement and the Shelf Prospectus or of any sale of the Offered Shares pursuant thereto. The business, financial condition, results of operations and prospects of the Corporation may have changed since those dates.
If the information varies between this Prospectus Supplement and the accompanying Shelf Prospectus, the information in this Prospectus Supplement supersedes the information in the accompanying Shelf Prospectus.
This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering. The Corporation does not undertake to update the information contained or incorporated by reference herein or in the Shelf Prospectus, except as required by applicable securities laws.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION
This Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein contain certain information that is “forward-looking information” or that constitutes “forward-looking statements” within the meaning of applicable securities legislation in Canada and the United States, which we refer to collectively as “forward-looking information”. The forward-looking information in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein is presented for the purpose of providing disclosure of management’s current expectations of the Corporation’s future events or results, having regard to current plans, objectives and proposals, and such information may not be appropriate for other purposes. Forward-looking information may also include information regarding the Corporation’s future plans or objectives and other information that is not comprised of historical fact. Forward-looking information is predictive in nature and depends upon or refers to future events or conditions. This Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein use words such as “may”, “would”, “could”, “should”, “will” “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “propose” and similar expressions (including negative and grammatical variations thereof) suggesting future outcomes or events to identify forward-looking information, which includes, but is not limited to, statements regarding:
•
the competitive and business strategies of the Corporation;

•
the intention to grow the business, operations and potential activities of the Corporation;

•
statements with respect to the Corporation’s anticipated preliminary unaudited revenues for each of the fourth quarter and fiscal year ended December 31, 2019;

•
the Corporation’s expectations in respect of its U.S. multi-center commercial agreement with RadNet (as defined herein);

•
the Corporation’s intentions with respect to commercialization of the TULSA-PRO system (as defined herein) and the SONALLEVE system;

•
the Corporation’s proposed use of the net proceeds from this Offering;

•
the Corporation’s expectations in respect of its applications for additional regulatory approvals, research and development, clinical studies and acquisitions in order to expand the applications of its platform technology and commercial footprint;

•
the Corporation’s expectations regarding commercializing its approved products (particularly the TULSA-PRO system following United States Food and Drug Administration (“FDA”) clearance) and the Corporation’s ability to generate revenues and achieve profitability;

•
the Corporation’s expectations regarding the safety, efficacy and advantages of its products over its competitors and alternative treatment options;

•
the Corporation’s expectations regarding its products fulfilling unmet clinical needs and achieving market acceptance among patients, physicians and clinicians;

•
the Corporation’s expectations regarding reimbursement for its approved products from third-party payers;

•
the Corporation’s expectations regarding its relationships with Koninklijke Philips N.V. (“Philips”) and Siemens Healthcare GmbH (“Siemens”), and the Corporation’s ability to achieve compatibility of its systems with magnetic resonance imaging (“MRI”) scanners produced by other manufacturers;

•
the Corporation’s ability to attract, develop and maintain relationships with other suppliers, manufacturers, distributors and strategic partners;

•
the Corporation’s expectations regarding its pipeline of product development, including expanding the clinical application of the Corporation’s products to cover additional indications;

•
the Corporation’s expectations regarding current and future clinical trials, including the timing and results thereof;

•
the Corporation’s expectations regarding maintenance of the current regulatory approvals it has received, including its compliance with the conditions under such approvals, and the receipt of additional regulatory approvals for its products and future product candidates;

•
the Corporation’s ability to attract and retain personnel;

•
the Corporation’s expectations regarding its competitive position for each of its products in the jurisdictions where they are approved;

•
the Corporation’s ability to protect, maintain and enforce its intellectual property rights;

•
the Corporation’s ability to raise debt and equity capital to fund future product development, pursue regulatory approvals and commercialize its approved products; and

•
anticipated trends and challenges in the Corporation’s business and the markets in which it currently operates or may in the future operate.

Any such forward-looking information is based on information currently available to the Corporation, and is based on assumptions and analyses made by management in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors believed to be appropriate in the circumstances.
Whether actual results and developments will conform with the expectations and predictions contained in the forward-looking information is subject to a number of risks and uncertainties, many of which are beyond the Corporation’s control, and the effects of which can be difficult to predict. Factors that could cause actual results or events to differ materially from those described in the forward-looking information include, but are not limited to, those that are described under the heading “Risk Factors” and elsewhere in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein, such as:
•
risks related to the Corporation’s limited operating history and history of net losses;

•
risks related to the Corporation’s ability to commercialize its approved products, including realizing the anticipated benefits of its commercial agreement with RadNet, expanding the Corporation’s sales and marketing capabilities, increasing the Corporation’s manufacturing and distribution capacity, increasing reimbursement coverage for the Corporation’s approved products and achieving and maintaining market acceptance for its products;

•
risks related to the regulation of the Corporation’s products, including in connection with obtaining regulatory approvals as well as post-marketing regulation;

•
risks related to the Corporation’s successful completion of clinical trials with respect to its products and future product candidates;

•
risks related to managing growth, including in respect of obtaining additional funding and establishing and maintaining collaborative partnerships, to achieve the Corporation’s goals;

•
risks related to competition that may impact market acceptance of the Corporation’s products and limit its growth;

•
risks relating to fluctuating input prices and currency exchange rates;

•
risks related to the reimbursement models in relevant jurisdictions that may not be advantageous;

•
risks related to reliance on third parties, including the Corporation’s collaborative partners, manufacturers, distributors and suppliers, and increasing the compatibility of its systems with MRI scanners;

•
risks related to intellectual property, including license rights that are key to the Corporation’s business; and

•
risks related to the loss of key personnel.

In evaluating any forward-looking information contained in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein, the Corporation cautions readers not to place undue reliance on any such forward-looking information. Unless otherwise required by applicable securities laws, the Corporation does not intend, nor does it undertake any obligation, to update or revise any forward-looking information contained, or incorporated by reference, in this Prospectus Supplement to reflect subsequent information, events, results, circumstances or otherwise. Additional information about the risks and uncertainties of forward-looking information and the assumptions upon which it is based is contained in the Corporation’s filings with securities regulators, which are available electronically through the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and the SEC’s Electronic Data Gathering and Retrieval System (“EDGAR”) at www.sec.gov.

FINANCIAL INFORMATION
All dollar amounts set forth in this Prospectus Supplement, in the Shelf Prospectus and in the documents incorporated by reference herein and therein are in Canadian dollars. Unless otherwise noted herein, all references to “U.S.$” or “U.S. dollars” are to United States dollars and all references to “dollars”, “C$” or “$”, are to Canadian dollars. All financial information in this Prospectus Supplement, the Shelf Prospectus and in the documents incorporated by reference herein and therein has, unless stated otherwise, been derived from the financial statements presented in accordance with IFRS, which differs from United States generally accepted accounting principles.
EXCHANGE RATE INFORMATION
The following table sets forth for each period indicated: (i) the exchange rates in effect at the end of the period; (ii) the high and low exchange rates during such period; and (iii) the average exchange rates for such period, for the U.S. dollar, expressed in Canadian dollars, based on the daily rate of exchange as quoted by the Bank of Canada.
	Year Ended December 31,
	2019	2018	2017
	$	$	$
Closing	1.2988	1.3642	1.2545
High	1.3600	1.3642	1.3743
Low	1.2988	1.2288	1.2128
Average	1.3269	1.2957	1.2986
	Nine Months Ended September 30,
	2019	2018
	$	$
Closing	1.3243	1.2945
High	1.3600	1.3310
Low	1.3038	1.2288
Average	1.3243	1.2876
On January 20, 2020, the daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = C$1.3053.
TRADEMARKS
This Prospectus Supplement contains references to a number of trademarks, which are the Corporation’s registered trademarks under applicable intellectual property laws or those for which the Corporation has pending applications or common law rights. The Corporation’s major trademarks include the TULSA-PRO and SONALLEVE marks, which are registered in Canada and the United States of America.
Solely for convenience, the trademarks referred to in this Prospectus Supplement are listed without the ®, (TM) and (sm) symbols, but the Corporation will assert, to the fullest extent under applicable law, its applicable rights in these trademarks.
All other trade names, trademarks or service marks appearing in this Prospectus Supplement that are not identified as marks owned by the Corporation are the property of their respective owners.

DOCUMENTS INCORPORATED BY REFERENCE
This Prospectus Supplement is incorporated by reference into the Shelf Prospectus solely for the purposes of the Offering. Other documents are also incorporated, or deemed to be incorporated, by reference into the Shelf Prospectus and reference should be made to the Shelf Prospectus for full particulars thereof.
Copies of the documents incorporated by reference in this Prospectus Supplement and the Shelf Prospectus may be obtained on request without charge from the Vice President, Finance of the Corporation at 2400 Skymark Avenue, Unit 6, Mississauga, Ontario, L4W 5K5, Telephone: (647) 476-1350. In addition, copies of such documents may be obtained from the securities commissions or similar authorities in Canada through SEDAR at www.sedar.com. Such documents have also been filed with the SEC and are available through EDGAR at www.sec.gov.
The following documents of the Corporation, which have been filed with Canadian securities commissions or similar authorities in Canada, and filed as exhibits to the Corporation’s registration statement on Form F-10 of which the Shelf Prospectus and this Prospectus Supplement form a part (the “Registration Statement”), are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement and the Shelf Prospectus as of the date of this Prospectus Supplement:
(a)
the sections entitled “Item 3: Key Information”, “Item 4: Information on the Company”, “Item 6: Directors, Senior Management and Employees”, “Item 7: Major Shareholders and Related Party Transactions” and “ Item 10: Additional Information ” (Sections A, B, and C only) from the U.S. registration statement on Form 20-F of the Corporation dated August 29, 2019, filed with the SEC but withdrawn by the Corporation on September 23, 2019 (the “Withdrawn 20-F”);

(b)
the annual information form of the Corporation for the year ended December 31, 2018 dated March 7, 2019 (“ AIF ”);

(c)
the audited consolidated financial statements of the Corporation as at December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018, together with the notes thereto and the independent auditor’s report thereon, as contained on pages F-2 to F-41 of the Withdrawn 20-F (the “ Annual Financial Statements ”);

(d)
the management’s discussion and analysis of financial condition and results of operations of the Corporation for the financial year ended December 31, 2018, as contained in “Item 5: Operating and Financial Review and Prospectus” (Sections A, B, C and F only) of the Withdrawn 20-F (the “ 20-F MD&A ”);

(e)
the unaudited interim condensed consolidated financial statements of the Corporation as at and for the three and nine months ended September 30, 2019 and 2018, together with the notes thereto, as contained in exhibit 99.2 of the Form 6-K of the Corporation dated November 7, 2019 (the “ Interim Financial Statements ”);

(f)
the management’s discussion and analysis of financial condition and results of operations of the Corporation for the three and nine months ended September 30, 2019, included in exhibit 99.3 of the Form 6-K of the Corporation dated November 7, 2019 (the “ Interim MD&A ”);

(g)
the management information circular of the Corporation dated May 6, 2019 in connection with the Corporation’s annual meeting of shareholders held on June 13, 2019;

(h)
the material change report of the Corporation dated September 3, 2019 in respect of the Corporation receiving 510(k) clearance from the FDA to market the TULSA-PRO system for ablation of prostate tissue;

(i)
the material change report of the Corporation dated September 19, 2019 in respect of the public offering of units of the Corporation that closed on September 20, 2019 (the “ 2019 Offering ”); and

(j)
the material change report of the Corporation dated October 17, 2019 in respect of the consolidation of the Common Shares on the basis of one post-consolidation Common Share for every ten pre-consolidation Common Shares (the “ Consolidation ”).

Any document of the type referred to in paragraphs (a) to (j) above or required to be incorporated by reference in a short form prospectus pursuant to National Instrument 44-101 — Short Form Prospectus Distributions, including material change reports (other than confidential material change reports), consolidated interim financial statements, consolidated annual financial statements and the auditor’s report thereon, management’s discussion and analysis of financial condition and results of operations, information circulars, annual information forms and business acquisition reports filed by the Corporation with the applicable securities commissions or similar authorities in each of the provinces of Canada except Québec subsequent to the date of this Prospectus Supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement.
In addition, any document or information included in any report on Form 6-K or Form 40-F (or any respective successor form) that is filed with or furnished to the SEC, as applicable, pursuant to the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), after the date of this Prospectus Supplement, shall be deemed to be incorporated by reference the Registration Statement (in the case of Form 6-K, if and to the extent such incorporation by reference is expressly set forth therein).
Any statement contained in this Prospectus Supplement, the Shelf Prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein for the purpose of the Offering shall be deemed to be modified or superseded for purposes of this Prospectus Supplement and the Shelf Prospectus to the extent that a statement contained herein or therein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein or therein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document or statement that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement or the Shelf Prospectus.

MARKETING MATERIALS
Any “template version” of any “marketing materials” (as those terms are defined under applicable Canadian securities legislation) pertaining to this Offering and filed on SEDAR (www.sedar.com) or with the SEC (www.sec.gov) subsequent to the date of this Prospectus Supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement and the Shelf Prospectus solely for the purposes of the Offering.
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
The following documents have been filed with the SEC and form part of the Registration Statement and the exhibits thereto: (1) the documents listed under “Documents Incorporated by Reference”; (2) the consents of PricewaterhouseCoopers LLP, Torys LLP and Osler, Hoskin & Harcourt LLP; (3) powers of attorney from certain of the Corporation’s directors and officers; and (4) the Underwriting Agreement.
AVAILABLE INFORMATION
The Corporation has filed a Registration Statement with the SEC with respect to the Offered Shares offered pursuant to this Prospectus Supplement. This Prospectus Supplement, which constitutes a part of the Registration Statement, does not contain all of the information required to be contained in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC.
The Corporation is subject to the continuous disclosure requirements of applicable Canadian securities legislation and, in accordance therewith, files reports and other information with the applicable securities regulators in Canada. The Corporation is also subject to the information requirements of the U.S. Exchange Act and files reports and information with the SEC. Under the MJDS adopted by the United States and Canada, documents and other information that the Corporation files with or furnishes to the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer within the meaning of rules made under the U.S. Exchange Act, the Corporation will be exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation’s officers, directors and principal shareholders are exempt from the insider reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Corporation is not required to publish financial statements as promptly as United States companies, its financial statements may be prepared under IFRS rather than U.S. generally accepted accounting principles, and they may be audited under Canadian generally accepted auditing standards.
The SEC maintains an Internet site at www.sec.gov that makes available reports and other information that the Corporation files or furnishes electronically with it. A prospective purchaser may also read and download any public document that the Corporation has filed with the Canadian securities regulatory authorities under the Corporation’s profile on the SEDAR at www.sedar.com. The Corporation’s Internet site can be found at www.profoundmedical.com. Information contained or otherwise accessed through Profound’s website or any other website, other than those documents incorporated by reference herein and filed on the SEDAR website, does not form part of the Shelf Prospectus or this Prospectus Supplement, and any reference to the Corporation’s website in the Shelf Prospectus or this Prospectus Supplement is an inactive textual reference only.

SUMMARY OF THE OFFERING
The following summary contains basic information about the Offering and is not intended to be complete. It does not contain all the information that is important to you. You should carefully read this entire Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein before making an investment decision. Capitalized terms used but not defined in this summary are defined elsewhere in this Prospectus Supplement.
Issuer:
Profound Medical Corp.
Offering:
                Offered Shares
Offering Price:
U.S.$       per Offered Share
Gross Proceeds:
U.S.$                (U.S.$                if the Over-Allotment Option is exercised in full)
Over-Allotment Option:
The Corporation has granted the Underwriters an Over-Allotment Option to purchase up to                 Additional Shares at the Offering Price. The Over-Allotment Option is exercisable for 30 days from the Closing Date. The Over-Allotment Option may be exercised by the Underwriters in respect of Additional Shares at the Offering Price. See “Plan of Distribution”.
Use of Proceeds:
The net proceeds to the Corporation from this Offering will be approximately U.S.$                (or approximately U.S.$                if the Underwriters exercise their Over-Allotment Option in full), after deducting the applicable Underwriters’ Fee but before deducting the expenses of the Offering. The Corporation intends to use the net proceeds of the Offering: (i) to fund the commercial launch of the TULSA-PRO system in the United States and the continued commercialization of the TULSA-PRO system and the SONALLEVE system globally; and (ii) for working capital and general corporate purposes. See “Use of Proceeds”.
Form of Offering:
Public offering by way of a prospectus supplement to the Corporation’s short form base shelf prospectus dated October 17, 2019 filed in each of the provinces of Canada, except Québec, and in the United States pursuant to MJDS. See “Plan of Distribution”.
Eligibility:
Eligible for RRSPs, RRIFs, RESPs, TFSAs, RDSPs and DPSPs. See “Eligibility for Investment”.
Income Tax Considerations:
See “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”. Holders are urged to consult their own tax advisors with respect to the Canadian and United States federal, provincial, territorial, state, local and foreign tax consequences of purchasing, owning and disposing of the Offered Shares.
Closing:
On or about January    , 2020.
Risk Factors:
Investors should carefully review and consider certain risk factors before investing in Offered Shares. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Information”.

PROFOUND MEDICAL CORP.
Profound is a commercial-stage medical device company focused on the development and marketing of customizable, incision-free therapeutic systems for the ablation of diseased tissue using its platform technology. The Corporation’s leading approved product (the “TULSA-PRO system”) combines real-time MRI, robotically-driven transurethral sweeping action/thermal ultrasound and closed-loop temperature feedback control and is comprised of two categories of components: disposables and the capital equipment used in conjunction with a customer’s MRI scanner.
In August 2019, the TULSA-PRO system received FDA clearance as a Class II device in the United States for thermal ablation of prescribed prostate tissue, using transurethral ultrasound ablation (“TULSA”) based on the Corporation’s TACT (TULSA-PRO Ablation Clinical Trial) whole gland ablation pivotal study. It is also CE marked in the European Union (“EU”) for ablation of targeted prostate tissue (benign or malignant). The TULSA-PRO system was also approved by Health Canada in November 2019. In addition, the Corporation’s SONALLEVE system is CE marked in the EU for the treatment of uterine fibroids and palliative pain relief associated with metastases in bone and is also approved in China for non-invasive treatment of uterine fibroids.
The Corporation’s systems are designed to be used with MRI scanners and are currently compatible with certain MRI scanners manufactured by Philips and Siemens. To date, the Corporation has primarily generated revenues from its limited commercialization of its systems in the EU (principally in Germany) and Asia. Following the recent FDA clearance of the TULSA-PRO system, Profound initiated its commercial launch in the United States. The Corporation continues to pursue additional regulatory approvals in international jurisdictions and invest in research and development and in clinical studies designed to increase the body of evidence necessary to support customer coverage and reimbursement by third-party payors, including government programs and private health insurance plans in order to increase commercial adoption of its products. The Corporation may also consider synergistic strategic acquisitions to expand the applications of its platform technology and expand its commercial footprint.
Recent Developments
On January 10, 2020, the Corporation announced preliminary unaudited revenues for each of the fourth quarter of 2019 and fiscal year ended December 31, 2019 and provided an update on the early progress it is making with the commercialization of the TULSA-PRO system in the United States. Profound anticipates total revenues for the fourth quarter of 2019 to be approximately $2.7 million, representing growth of 59% year-over-year and 296% sequentially over the previous quarter. For the full year 2019, the Corporation anticipates total revenues to be approximately $5.4 million, which compares to $2.6 million in 2018. The Corporation attributed the increase in revenues to the continuing roll-out of SONALLEVE in China, combined with the additional interest the TULSA-PRO system has attracted in international markets since the TULSA-PRO ablation clinical trial data was announced in the second quarter of 2019. The increase in revenues is expected to be offset by the additional expenses incurred in the period associated with becoming a Nasdaq listed company and SEC registrant. The Corporation’s current cash balance is approximately $19.1 million.
The foregoing amounts reflecting the Corporation’s anticipated revenues for each of the fourth quarter of 2019 and fiscal year ended December 31, 2019 are unaudited and preliminary estimates that: (i) represent the most current information available to management as of the date of this Prospectus Supplement; (ii) are subject to completion of auditing procedures that could result in significant changes to the estimated amounts; and (iii) do not present all information necessary for an understanding of our financial condition as of, and our results of operations for the year ended, December 31, 2019. Accordingly, you should not place undue reliance on these preliminary estimates.
The Corporation also announced that it has signed its first-ever U.S. multi-site imaging center agreement for the TULSA-PRO system with RadNet, Inc. (“RadNet”), a national leader in providing high-quality, cost-effective, fixed-site outpatient diagnostic imaging services through a network of 340 owned and/or operated outpatient imaging centers. Profound expects to install TULSA-PRO systems at three RadNet imaging centers in the greater Los Angeles area, with one such installation anticipated in each of the first three fiscal quarters of 2020. Under the agreement, the TULSA-PRO systems will be rented by Profound to RadNet on a per-use basis for the 18-month term of the agreement and Profound will also sell RadNet per-use consumables for use with the TULSA-PRO systems.
In addition, the Corporation announced that in November 2019, it submitted its application for a Healthcare Common Procedure Coding System C-Code from the Centers for Medicare & Medicaid Services (“CMS”) for the TULSA-PRO procedure. A C-Code is a unique temporary product code established by CMS for the Hospital Outpatient Prospective Payment System (“OPPS”) to promote the adoption of new medical technology that otherwise had no codes to facilitate payment. C-Codes are used on Medicare OPPS claims, but may also be recognized on claims from other providers or by other payment systems.
On November 20, 2019, the Corporation received Health Canada approval of the TULSA-PRO system for the ablation of low to intermediate risk organ-confined prostate cancer.
On October 25, 2019, the Common Shares were approved for listing on Nasdaq under the symbol “PROF” and commenced trading on Nasdaq beginning on October 29, 2019.
On October 11, 2019, the Corporation consolidated the Common Shares on the basis of one post-Consolidation Common Share for every ten pre-Consolidation Common Shares. The Common Shares commenced trading on the TSX on a post-Consolidation basis effective at the opening of trading on October 16, 2019.

RISK FACTORS
Before deciding to invest in any Offered Shares, prospective purchasers should consider carefully the risk factors set out below and under the heading “Risk Factors” in our AIF and the other information contained and incorporated by reference in the Shelf Prospectus and this Prospectus Supplement before purchasing the Offered Shares. An investment in the Offered Shares offered hereunder is speculative and involves a high degree of risk. Information regarding the risks affecting the Corporation and its business is provided in the documents incorporated by reference in this Prospectus Supplement. Additional risks and uncertainties not known to the Corporation or that management currently deems immaterial may also impair the Corporation’s business, financial condition, results of operations or prospects.
Volatile Market Price of Common Shares
The trading price of the Common Shares is likely to be significantly affected by changes from time to time in the Corporation’s operating results, financial condition, liquidity and other factors, many of which are beyond the Corporation’s control. This volatility may affect the ability of holders of Common Shares to sell their securities at an advantageous price.
The Common Shares are currently listed on both Nasdaq and the TSX and volatility in the market prices of the Common Shares may increase as a result thereof because trading is split between the two markets, resulting in less liquidity on both exchanges. In addition, different liquidity levels, volume of trading, currencies and market conditions on the two exchanges may result in different prevailing trading prices.
Discretion in the Use of Proceeds of the Offering
The net proceeds will be used in the manner discussed in “Use of Proceeds”. Accordingly, Profound’s management will have broad discretion concerning the use of the net proceeds of the Offering as well as the timing of their expenditures, and there can be no assurance as to how the funds will be allocated. The Corporation may re-allocate the net proceeds of the Offering other than as described under the heading “Use of Proceeds” if management of the Corporation believes it would be in the Corporation’s best interest to do so and in ways that a purchaser may not consider desirable. Until utilized, the net proceeds of the Offering will be held in cash balances in the Corporation’s bank account or invested at the discretion of the Corporation’s board of directors. As a result, a purchaser will be relying on the judgment of management of the Corporation for the application of the net proceeds of the Offering. The results and the effectiveness of the application of the net proceeds are uncertain. If the net proceeds are not applied effectively, the Corporation’s business, financial condition, results of operations and prospects may suffer, which could adversely affect the price of the Common Shares.
Dilution from Future Offerings
Profound may raise funds in the future through the sale of additional Common Shares or securities convertible into Common Shares at actual or notional prices that are lower than the Offering Price. Any such issuances may dilute the interests of holders of purchasers of Common Shares in the Offering and may have a negative impact on the market price of the Common Shares, including the Offered Shares.
Early Stages of U.S. Commercialization
Profound is in the early stages of U.S. commercialization of its TULSA-PRO system following its FDA clearance in August 2019. To date, Profound has begun to and may continue to enter into arrangements with third parties for the commercialization of its TULSA-PRO system, and it may be dependent on the success of these arrangements in the near term. In addition, Profound may make projections and assumptions regarding the timing of installations and the benefits of these arrangements, which may include expectations regarding usage of its systems and related revenues. Profound can provide no assurance that it will achieve the anticipated benefits of these arrangements on the terms or timeframes contemplated, or at all, and if it fails to do so, its results of operations, financial condition and prospects may be materially adversely affected.

CONSOLIDATED CAPITALIZATION
The following table sets forth the unaudited consolidated capitalization of the Corporation as at September 30, 2019: (i) as adjusted to give effect to Consolidation; and (ii) as adjusted to give effect to the Consolidation and the Offering, in each case, as if it had occurred on such date. This table should be read in conjunction with the Audited Financial Statements, 20-F MD&A, Interim Financial Statements and Interim MD&A, each of which is incorporated by reference in this Prospectus Supplement.
Designation of Capital	As at September 30, 2019 after giving effect to the Consolidation	As at September 30, 2019 after giving effect to the Consolidation and the Offering(1)(2)
Share Capital
Common Shares	$130,395,091	$
	(11,852,749 Common Shares)	( Common Shares)
2017 Warrants	$1,936,247(3)	$1,936,247(3)
	(500,000 Warrant Shares)	(500,000 Warrant Shares)
2018 Warrants	$9,767,750(4)	$9,767,750(4)
	(1,725,000 Warrant Shares)	(1,725,000 Warrant Shares)
CIBC Warrants	$223,084(5)	$223,084(5)
	(32,171 Warrant Shares)	(32,171 Warrant Shares)
2019 Warrants	$1,151,881(6)	$1,151,881(6)
	(522,727 Warrant Shares)	(522,727 Warrant Shares)
Options(7)	1,027,743	1,027,743
Indebtedness
2018 Loan Agreement(8)	$12,153,621	$12,153,621

Notes:
(1)
The information presented in the third column, which gives effect to the Consolidation and the Offering is presented in Canadian dollars. For the purposes of presentation, the U.S. dollar Offering Price has been converted to C$       per Offered Share. On January       , 2020, the indicative rate of exchange posted by the Bank of Canada for conversion of U.S. dollars into Canadian dollars was U.S.$1.00 equals C$      . No representation is made that Canadian dollars could be converted into U.S. dollars at that rate or any other rate.

(2)
Does not reflect grants of options or exercises of options or warrants after September 30, 2019. See “Prior Sales”.

(3)
The fair value of the common share purchase warrants issued pursuant to the public offering of units of the Corporation that closed on August 24, 2017 (the “2017 Warrants”) has been calculated using the Black-Scholes option pricing model using 77% volatility, an expected life of 3 years, 1.56% risk-free interest rate, no dividend yield, a share price of  $0.95 and an exercise price of  $1.40. As a result of the Consolidation, holders will receive 0.10 of a Common Share (each whole Common Share, a “Warrant Share”) for each 2017 Warrant exercised and therefore, ten 2017 Warrants are required to be exercised, at an exercise price of  $14.00 per Warrant Share, in order to obtain one Warrant Share.

(4)
The fair value of the common share purchase warrants issued pursuant to the public offering of units of the Corporation that closed on March 20, 2018 (the “2018 Warrants”) has been calculated using the Black-Scholes option pricing model using 71% volatility, an expected life of 5 years, 2.0% risk-free interest rate, no dividend yield, a share price of  $1.06 and an exercise price of  $1.40. As a result of the Consolidation, holders will receive 0.10 of a Warrant Share for each 2018 Warrant exercised and therefore, ten 2018 Warrants are required to be exercised, at an exercise price of  $14.00 per Warrant Share, in order to obtain one Warrant Share.

(5)
The fair value of the common share purchase warrants issued pursuant to the 2018 Loan Agreement (defined below) (the “CIBC Warrants”) has been calculated using the Black-Scholes option pricing model using 88% volatility, an expected life of 3.9 years, 1.41% risk-free interest rate, no dividend yield, a share price of  $0.79 and an exercise price of  $0.97. As a result of the Consolidation, holders will receive 0.10 of a Warrant Share for each CIBC Warrant exercised and therefore, ten CIBC Warrants are required to be exercised, at an exercise price of  $9.70 per Warrant Share, in order to obtain one Warrant Share.

(6)
The fair value of the 2019 Warrants has been calculated using the Black-Scholes option pricing model using 58% volatility, an expected life of 2 years, 1.61% risk-free interest rate, no dividend yield, a share price of  $1.06 and an exercise price of  $1.55. As a result of the Consolidation, holders will receive 0.10 of a Warrant Share for each 2019 Warrant exercised and therefore, ten 2019 Warrants are required to be exercised, at an exercise price of  $15.50 per Warrant Share, in order to obtain one Warrant Share.

(7)
Options (“Options”) are granted pursuant to the Amended and Restated Share Option Plan of the Corporation, as it may be amended from time to time.

(8)
Pursuant to a loan agreement dated July 30, 2018 (the “2018 Loan Agreement”), a Canadian chartered bank (the “Lender”) provided a secured loan for total initial gross proceeds of  $12,500,000 maturing on July 29, 2022 with an interest rate based on prime plus 2.5%. The Corporation is required to make interest only payments until October 31, 2019 and monthly repayments of the principal of  $378,788 plus accrued interest will commence on October 31, 2019. The Corporation’s ability to draw down additional funds in connection with the 2018 Loan Agreement, expired on December 31, 2019. In connection with the 2018 Loan Agreement, the Corporation issued 321,714 CIBC Warrants to the Lender.

TRADING PRICE AND VOLUME
The Common Shares are listed for trading on the TSX under the symbol “PRN” and on Nasdaq under the symbol “PROF”. The following table sets forth the price range and trading volumes (rounded to the nearest whole number) of the Common Shares as reported by the TSX for the periods indicated, on a post-Consolidation basis. The Common Shares commenced trading on the TSX on a post-Consolidation basis effective at the opening of trading on October 16, 2019.
Period	High ($)	Low ($)	Volume
2019
January	8.80	5.60	102,701
February	8.70	7.50	73,344
March	8.50	7.80	109,508
April	9.90	7.90	401,135
May	9.80	8.20	119,663
June	8.60	7.70	36,515
July	8.80	6.30	145,207
August	10.60	7.30	309,824
September	15.90	9.10	619,336
October	13.04	0.83	179,681
November	12.98	10.15	143,526
December	14.95	10.20	570,748
2020
January 1 to 20	17.25	12.81	601,468
The following table sets forth the price range and trading volumes of the Common Shares as reported by Nasdaq for the periods indicated. The Common Shares commenced trading on Nasdaq on October 29, 2019.
Period	High (U.S.$)	Low (U.S.$)	Volume
2019
October 29 to 31	10.10	9.35	31,216
November	9.97	7.60	136,214
December	12.49	7.66	366,138
2020
January 1 to 17	13.49	9.77	412,803

PRIOR SALES
The following tables set forth the details regarding all issuances of Common Shares and securities convertible into Common Shares for the 12-month period prior to the date of this Prospectus Supplement, on a post-Consolidation basis.
Warrants
Date of Issuance	Number of Warrant Shares	Exercise Price
September 20, 2019	522,727(1)	$15.50
Options
Date of Grant	Number of Options	Exercise Price
May 15, 2019	13,300	$9.10
May 16, 2019	484,940	$9.20
November 18, 2019	82,200	$11.23
Common Shares
Date of Issuance	Number of Common Shares	Price per Common Share
May 28, 2019	1,800(2)	$3.00
September 20, 2019	1,045,546	$10.40
January 7, 2020	134,388(2)	$11.00
January 13, 2020	4,200(3)	$14.00
January 14, 2020	1,500(3)	$14.00
January 15, 2020	2,000(3)	$15.50
January 15, 2020	27,500(3)	$14.00
January 16, 2020	430(3)	$14.00
January 16, 2020	4,750(3)	$15.50
January 20, 2020	2,000(3)	$14.00

Notes:
(1)
As a result of the Consolidation, holders will receive 0.10 of a Warrant Share for each 2019 Warrant exercised and therefore, ten 2019 Warrants are required to be exercised, at an exercise price of  $15.50 per Warrant Share, in order to obtain one Warrant Share.

(2)
Issued pursuant to the exercise of Options.

(3)
Issued pursuant to the exercise of warrants.

USE OF PROCEEDS
The net proceeds of the Offering, before giving effect to any exercise of the Over-Allotment Option, are estimated to be U.S.$                 , after deducting the Underwriters’ Fee of U.S.$                 , but before deducting the expenses of the Offering (estimated to be approximately U.S.$                 ). If the Over-Allotment Option is exercised in full, the net proceeds of the Offering are estimated to be U.S.$                 , after deducting the Underwriters’ Fee of U.S.$                 , but before deducting the expenses of the Offering (estimated to be approximately U.S.$                 ).
The Corporation currently intends to use net proceeds from the Offering (without giving effect to exercise of the Over-Allotment Option) to fund the commercial launch of the TULSA-PRO system in the United States, the continued commercialization of the TULSA-PRO system and the SONALLEVE system globally and for working capital and general corporate purposes.
The net proceeds from the exercise of the Over-Allotment Option, if any, are expected to be used for the same purposes as described above.
Although the Corporation intends to use the net proceeds from the Offering as set forth above, the actual allocation of the net proceeds may vary depending on future developments in the Corporation’s business or unforeseen events. There may be circumstances where for sound business reasons that are dependent on a number of factors a reallocation of the net proceeds from the Offering may be deemed prudent or necessary and may vary from that set forth above. See “Risk Factors — Discretion in the Use of Proceeds of the Offering”.
The business objective that the Corporation expects to accomplish using the net proceeds of the Offering is to continue the development and commercialization of its TULSA-PRO system and SONALLEVE system. There is no significant event or milestone that must occur for the aforementioned objective to be accomplished.
DESCRIPTION OF COMMON SHARES
Profound is authorized to issue an unlimited number of Common Shares. As at the date of this Prospectus Supplement, there are 12,029,517 Common Shares issued and outstanding. The holders of Common Shares are entitled to: (i) one vote for each Common Share held at all meetings of shareholders of Profound; (ii) the right to receive any dividend declared by Profound; and (iii) the right to receive the remaining property and assets of Profound upon dissolution. The Common Shares are listed and posted for trading on the TSX under the symbol “PRN” and on Nasdaq under the symbol “PROF”.

PLAN OF DISTRIBUTION
General
Pursuant to and subject to the terms and conditions contained in the Underwriting Agreement, the Corporation has agreed to issue and sell and the Underwriters have agreed to purchase from the Corporation, on an underwritten basis on the Closing Date,             Offered Shares at a price of U.S.$       per Offered Share, payable in cash to the Corporation against delivery of the Offered Shares.
Pursuant to the Underwriting Agreement, the Corporation has granted to the Underwriters the Over-Allotment Option exercisable in whole or in part, in the sole discretion of the Underwriters, at any time prior to the date that is the 30th day following the Closing Date, to purchase up to             Additional Shares, on the same terms as set forth above, solely to cover over-allotments, if any, and for market stabilization purposes. The Over-Allotment Option may be exercised by the Underwriters in respect of Additional Offered Shares at the Offering Price.
If the Over-Allotment Option is exercised in full, the total price to the public, Underwriters’ Fee and net proceeds to the Corporation (before deducting expenses of the Offering) will be U.S.$           , U.S.$            and U.S.$           , respectively. This Prospectus Supplement and the Shelf Prospectus also qualify the grant of the Over-Allotment Option and the distribution of any Additional Shares. A purchaser who acquires Additional Shares forming part of the Underwriters’ over-allocation position acquires such securities under this Prospectus Supplement and the Shelf Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.
The Corporation has agreed to pay to the Underwriters an aggregate cash fee equal to 7.0% of the gross proceeds from the sale of the Offered Shares. Closing is anticipated to occur on or about January    , 2020, or on such other date as may be agreed upon in writing by the Corporation and the Underwriters, but in any event not later than February    , 2020. The Offering Price was determined by negotiation between the Corporation and the Underwriters. In addition, the Corporation has agreed to reimburse the Underwriters for certain expenses, including fees and disbursements for the Underwriters’ legal counsel, in an amount not to exceed U.S.$100,000.
If during the six month period following Closing, the Corporation proposes to effect any debt financing, any offering of equity-linked securities or an at-the-market offering in the United States, the Corporation has agreed to offer to engage the Lead Underwriter (or, at the discretion of the Lead Underwriter, any of its affiliates) as the Corporation’s exclusive financial advisor, lead-left manager underwriter or initial purchaser and/or exclusive sales agent, as the case may be, in connection with such transaction(s) on terms and conditions customary to the Lead Underwriter for similar transaction; provided, however, that the Lead Underwriter may decline in writing such engagement in its sole and absolute discretion at such time. The duration of the right of first refusal that the Corporation has granted to the Lead Underwriter is in compliance with FINRA Rule 5110(f)(2)(E)(i) in that it does not have a duration of more than three years from the date of effectiveness of the registration statement of which this prospectus forms a part or the commencement of sales of the Offered Shares.
The Corporation has applied to list the Offered Shares on the TSX. Listing will be subject to the Corporation fulfilling all of the applicable listing requirements of the TSX. The Corporation has given notice of the listing of additional Common Shares to Nasdaq in accordance with the rules of that exchange.
The Offering is being made concurrently in each of the provinces of Canada, except Québec and is also being made in the United States pursuant to the Corporation’s Registration Statement on Form F-10 under MJDS. The Underwriters will offer the Offered Shares for sale in the United States and Canada either directly or through their respective broker-dealer affiliates or agents registered in each jurisdiction. Cowen is not acting as underwriter of the Offered Shares in any province or territory of Canada and will only offer and sell the Offered Shares outside of Canada. No securities will be sold in any jurisdiction except by a dealer appropriately registered under the securities laws of that jurisdiction or pursuant to an exemption from the registered dealer requirements of the securities laws of that jurisdiction. Subject to applicable law and the terms of the Underwriting Agreement, the Underwriters may offer the Offered Shares outside the

United States and Canada. Other than in the United States and in each of the provinces of Canada, except Québec, no action has been taken by the Corporation that would permit a public offering of the Offered Shares in any jurisdiction where action for that purpose is required. The Offered Shares may not be offered or sold, directly or indirectly, nor may this Prospectus Supplement or any other offering material or advertisements in connection with the offer and sale of any Offered Shares be distributed or published in any jurisdiction, except under circumstances that will not contravene the applicable rules and regulations of that jurisdiction. Persons into whose possession this Prospectus Supplement comes are advised to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this Prospectus Supplement. This Prospectus Supplement does not constitute an offer to sell or a solicitation of an offer to buy any Offered Shares in any jurisdiction in which such an offer or a solicitation is unlawful.
The obligations of the Underwriters under the Underwriting Agreement are several, and not joint, nor joint and several. The Underwriters may terminate their obligations under the Underwriting Agreement by notice given by the Lead Underwriter to the Corporation, if, after the execution and delivery of the Underwriting Agreement and prior to the Closing Date (i) there has been, in the judgment of the Lead Underwriter, any material adverse change in the business, assets (including intangible assets), affairs, operations, prospects, liabilities (contingent or otherwise), capital, properties, condition (financial or otherwise) or results of operations of the Corporation and its subsidiaries, on a consolidated basis, whether or not arising in the ordinary course of business, (ii) there has occurred any material adverse change in the financial markets in the United States, Canada or the international financial markets, any outbreak of hostilities or escalation thereof or other calamity or crisis or any other change or development involving a prospective change in national or international political, financial or economic conditions, in each case the effect of which is such as to make it, in the judgment of the Lead Underwriter, impracticable or inadvisable to proceed with the completion of the Offering or to enforce contracts for the sale of the Offered Shares, (iii) trading in any of the Corporation’s securities has been suspected or materially limited by the SEC, Nasdaq, the Ontario Securities Commission or any other applicable Canadian provincial securities regulator or the TSX (other than temporary trading halts), (iv) trading generally on the New York Stock Exchange, Nasdaq or the TSX has been suspended or materially limited, or minimum or maximum prices for trading on such exchanges have been fixed on a generally applicable basis, or maximum ranges for prices for trading on such exchanges have been required on a generally applicable basis, by any of said exchanges or by order of the SEC, the Financial Industry Regulatory Authority or any other governmental entity having jurisdiction over any of such exchanges, (v) a material general disruption has occurred in commercial banking or securities settlement, payment or clearance services in the United States or Canada, or (vi) if a general banking moratorium has been declared by either U.S. federal, Canadian or New York authorities.
The Corporation has agreed to indemnify the Underwriters and their respective affiliates and their respective directors, officers, employees, shareholders, partners, advisors and agents and each other person, if any, controlling any of the Underwriters or their affiliates against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended.
Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Offered Shares on the date of the final prospectus supplement will be required, but virtue of the fact that the Offered Shares initially will settle T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Offered Shares who wish to trade such Offered Shares on the date of the final prospectus supplement should consult their own advisor.
Price Stabilization and Passive Market-Making
The Underwriters may, in connection with the Offering, over-allot or effect transactions which stabilize or maintain the market price of the Common Shares on the TSX and/or Nasdaq at levels above those which might otherwise prevail in the open market, in compliance with applicable securities laws, including stabilizing transactions, short sales, purchases to cover positions created by short sales, imposition of penalty bids and syndicate covering transactions. Such stabilizing transactions, if commenced, may be discontinued at any time.

Stabilizing transactions consist of bids or purchases made by the Underwriters for the purpose of preventing or retarding a decline in the market price of the Common Shares while this Offering is in progress. These transactions may also include making short sales of the Common Shares, which involve the sale by the Underwriters of a greater number of Common Shares than they are required to purchase in this Offering. Short sales may be “covered short sales”, which are short positions in an amount not greater than the Over-Allotment Option, or may be “naked short sales”, which are short positions in excess of that amount. The Underwriters may close out any covered short position either by exercising the Over- Allotment Option, in whole or in part, or by purchasing Common Shares in the open market. In making this determination, the Underwriters will consider, among other things, the price of Common Shares available for purchase in the open market compared with the price at which they may purchase Common Shares through the Over-Allotment Option. The Underwriters must close out any naked short position by purchasing Common Shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Common Shares in the open market that could adversely affect prospective purchasers who purchase in this Offering.
Any naked short position would form part of the Underwriters’ over-allocation position and a prospective purchaser who acquires Common Shares forming part of the Underwriters’ over-allocation position acquires such Common Shares under this Prospectus Supplement, together with the Shelf Prospectus, regardless of whether the overallocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.
In addition, in accordance with rules and policy statements of certain Canadian securities regulatory authorities and the Universal Market Integrity Rules for Canadian Marketplaces (“UMIR”), the Underwriters may not, at any time during the period of distribution, bid for or purchase Common Shares in Canada. The foregoing restriction is, however, subject to certain exceptions. These exceptions include a bid or purchase permitted under such rules and policy statements and UMIR relating to market stabilization and market balancing activities and a bid or purchase on behalf of a customer where the order was not solicited.
As a result of these activities, the price of the Common Shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. The Underwriters may carry out these transactions on any stock exchange on which the Common Shares are listed, in the over-the-counter market, or otherwise.
The Underwriters propose to offer the Offered Shares to the public initially at the Offering Price. Subject to applicable laws and without affecting the firm obligation of the Underwriters to purchase from the Corporation the number of Offered Shares stated on the cover of this Prospectus Supplement at the Offering Price in accordance with the Underwriting Agreement, after the Underwriters have made reasonable efforts to sell all of the Offered Shares offered hereby at the price specified herein, the Underwriters may subsequently reduce the selling price to investors from time to time, provided that any such reduction in the Offering Price will not decrease the amount of net proceeds of the Offering to the Corporation. If the offering price of the Offered Shares is reduced, the compensation received by the Underwriters will be decreased by the amount the aggregate price paid by the purchasers for the Offered Shares is less than the gross proceeds paid by the Underwriters to Profound for the Offered Shares.
Standstill and Lock-Up Agreements
The Corporation has agreed that, during the period commencing on the date hereof and ending 90 days following the Closing Date, it will not, without the prior written consent of the Lead Underwriter, (i) directly or indirectly, offer, hypothecate, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares or file any registration statement under the U.S. Securities Act of 1933, as amended, with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Common Shares, whether any such swap or transaction described in clause (i) or (ii) is to be settled by delivery of Common Shares or such other securities, in cash or otherwise, other than (A) the Offered Shares to be sold hereunder, (B) any Common Shares issued by the Corporation upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof, (C) any Common Shares issued or options to purchase Common Shares granted pursuant to existing employee benefit plans of the Corporation; (D) any Common Shares issued pursuant to any existing non-employee director stock plan or dividend reinvestment plan; (E) the filing by the Corporation of any registration statement on Form S-8 or a successor form thereto, (F) transfers of Common Shares to the Corporation for the primary purpose of satisfying any tax or other governmental withholding obligation with respect to Common Shares issued upon the exercise of an option or warrant or the conversion of a security, or (G) the issuance of Common Shares (up to 7.5% of outstanding Common Shares) in connection with acquisitions of securities, business properties or other assets subject to certain conditions.
It is a condition of closing in favour of the Underwriters that all executive officers and directors of the Corporation will enter into agreements with the Lead Underwriter, pursuant to which each of such individuals will agree not to, for a period commencing on January 17, 2020 and ending on the date that is 90 days following the Closing Date, without the prior written consent of Lead Underwriter, directly or indirectly, (i) offer, sell, assign, transfer, hypothecate, pledge, contract to sell, lend or otherwise dispose of, or announce the intention to otherwise dispose of, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares, (ii) enter into any swap, hedge or similar agreement or arrangement that transfers, is designed to transfer or reasonably could be expected to transfer, in whole or in part, the economic risk of ownership of the Common Shares or securities convertible into or exercisable or exchangeable for Common Shares, or (iii) engage in any short selling of the Common Shares or securities convertible into or exercisable or exchangeable for Common Shares, subject to limited exceptions which include: transfers of securities as a bona fide gift, by will or intestate succession or by operation of law or pursuant domestic relations order; transfers of securities to any member of the immediate family to a trust the beneficiaries of which are exclusively the holder or members of the holder’s immediate family; transfers of securities by a partnership to its partners, by a limited liability company to its members or by a corporation to its shareholders; transfers of securities to the holder’s affiliates; or to the Corporation in satisfaction of any tax withholding obligation. In addition, the lock-up agreements do not limit, subject to certain conditions, (i) the exercise or exchange by the holder of any option or warrant to acquire any Common Shares, provided that the underlying securities continue to be subject to the transfer restrictions, (ii) certain transfers to immediate family and affiliates; (iii) the transfer of securities upon the completion of a bona fide tender offer or take-over bid to all holders of Common Shares involving a change of control, provided that if such transaction is not completed, the holder’s securities remain subject to the transfer restrictions, (iv) transfers to satisfy tax withholding obligations pursuant to the Corporation’s equity incentive plans or arrangements, including in connection with the vesting of options granted thereunder, or the expiration and cancellation of any options or warrants in accordance with their terms; (v) transactions relating to Common Shares or other securities convertible into or exercisable or exchangeable for Common Shares acquired in open market transactions after completion of the Offering, and (vi) the establishment of certain 10b5-1 trading plans under the Exchange Act or pursuant to the corresponding provisions of Canadian securities laws.

ELIGIBILITY FOR INVESTMENT
In the opinion of Torys LLP, counsel to the Corporation, and Osler, Hoskin & Harcourt LLP, counsel to the Underwriters, based on the current provisions of the Income Tax Act (Canada) and the regulations thereunder (the “Tax Act”) in force on the date hereof, the Offered Shares will be qualified investments at the time of acquisition by a trust governed by a registered retirement savings plan (“RRSP”), registered retirement income fund (“RRIF”), deferred profit sharing plan, registered education savings plan (“RESP”), registered disability savings plan (“RDSP”), or a tax-free savings account (“TFSA”), each as defined in the Tax Act (each a “Plan”) provided that, at the time of the acquisition by the Plan the Offered Shares are listed on a “designated stock exchange” as defined in the Tax Act (which includes the TSX).
Notwithstanding that Offered Shares may be qualified investments for a trust governed by a RRSP, RRIF, RESP, RDSP or TFSA, the holder of such RDSP or TFSA, the subscriber of such RESP or the annuitant under such RRSP or RRIF, as the case may be, will be subject to a penalty tax in respect of the Offered Shares if such Offered Shares are a “prohibited investment” and not “excluded property” for the TFSA, RRSP, RESP, RDSP or RRIF for purposes of the Tax Act. Offered Shares will generally be a “prohibited investment” if the holder of a RDSP or TFSA, the subscriber of such RESP or annuitant under a RRSP or RRIF, as the case may be, (i) does not deal at arm’s length with the Corporation for purposes of the Tax Act or (ii) has a “significant interest” (within the meaning of the Tax Act) in the Corporation. Generally, a holder, subscriber or annuitant, as the case may be, will not have a significant interest in the Corporation provided the holder, subscriber or annuitant, together with persons with whom the holder, subscriber or annuitant does not deal at arm’s length, does not own (and is not deemed to own pursuant to the Tax Act), directly or indirectly, 10% or more of the issued shares of any class of the capital stock of the Corporation or of any other corporation that is related to the Corporation (for purposes of the Tax Act).
Prospective purchasers who intend to hold Offered Shares in trusts governed by Plans should consult their own tax advisors in regard to the application of these rules under the Tax Act in their particular circumstances.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
The following is, as of the date of this Prospectus Supplement, a summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to an investor who acquires, as a beneficial owner, Offered Shares pursuant to the Offering and who, for the purposes of the Tax Act and at all relevant times: (i) deals at arm’s length with the Corporation; (ii) is not affiliated with the Corporation; and (iii) who acquires and holds the Offered Shares as capital property (a “Holder”). Generally, the Offered Shares will be considered to be capital property to a Holder thereof provided that the Holder does not use the Offered Shares in the course of carrying on a business of trading or dealing in securities and such Holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.
This summary does not apply to: (i) a Holder that is a “financial institution” for the purposes of the mark-to-market rules contained in the Tax Act; (ii) a Holder that is a “specified financial institution” as defined in the Tax Act; (iii) an interest which would be a “tax shelter investment” as defined in the Tax Act; (iv) a Holder that reports its “Canadian tax results” in a currency other than Canadian currency; or (v) a Holder that has or will enter into a “derivative forward agreement”, as that term is defined in the Tax Act, with respect to the Offered Shares. Such Holders should consult their own tax advisors with respect to an investment in Offered Shares.
This summary does not address the possible application of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act to a Holder that is a corporation and that is or becomes, or does not deal at arm’s length for purposes of the Tax Act, with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of an Offered Share, controlled by a non-resident person, or a group of non-resident persons, not dealing with each other at arm’s length, in each case for the purposes of section 212.3 of the Tax Act. Such Holders should consult their own tax advisors with respect to the possible application of these rules.
This summary is based upon the current provisions of the Tax Act and the regulations thereunder (the “Regulations”) in force as of the date hereof and counsel’s understanding of the current published administrative and assessing practices of the Canada Revenue Agency (the “CRA”). This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof  (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account any changes in law or in the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary.
This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Holders should consult their own tax advisors with respect to their particular circumstances.
Currency
For the purposes of the Tax Act, all amounts relating to the Offered Shares must be expressed in Canadian dollars, including adjusted cost base, proceeds of disposition and dividends, and amounts denominated in currency other than the Canadian dollar must be converted to Canadian dollars using the rate of exchange quoted by the Bank of Canada on the relevant date or such other rate of exchange that is acceptable to the Minister of National Revenue (Canada).

Resident Holders
The following section of this summary applies to Holders who, at all relevant times, for the purposes of the Tax Act, are or are deemed to be resident in Canada and are not resident or deemed to be resident in any other country (“Resident Holders”). Certain Resident Holders whose Offered Shares might not constitute capital property may make, in certain circumstances, an irrevocable election permitted by subsection 39(4) of the Tax Act to deem the Offered Shares, and every other “Canadian security” as defined in the Tax Act, held by such persons, in the taxation year of the election and each subsequent taxation year to be capital property. Resident Holders should consult their own tax advisors regarding this election.
Dividends
Dividends received or deemed to be received on the Offered Shares will be included in computing a Resident Holder’s income. In the case of an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable in respect of  “taxable dividends” received from “taxable Canadian corporations” (as defined in the Tax Act). An enhanced dividend tax credit will be available to individuals in respect of  “eligible dividends” designated by the Corporation to the Resident Holder in accordance with the provisions of the Tax Act. There may be limitations on the ability of the Corporation to designate dividends as eligible dividends.
Dividends received or deemed to be received by a corporation that is a Resident Holder on the Offered Shares must be included in computing its income but generally will be deductible in computing its taxable income, subject to detailed rules in the Tax Act. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition of the Offered Shares or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.
A Resident Holder that is a “private corporation” (as defined in the Tax Act) or any other corporation resident in Canada and controlled, whether by reason of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), may be liable to pay a refundable tax under Part IV of the Tax Act on dividends received (or deemed to be received) on the Offered Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income.
Dispositions of Offered Shares
Upon a disposition (or a deemed disposition) of an Offered Share (except to the Corporation), a Resident Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such Offered Share, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base of such Offered Share to the Resident Holder. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading “Capital Gains and Capital Losses”.
The cost to a Resident Holder of an Offered Share acquired pursuant to the Offering will be averaged with the adjusted cost base of any other Common Shares of the Corporation held by such Resident Holder as capital property for the purposes of determining the Resident Holder’s adjusted cost base of each Offered Share.
Capital Gains and Capital Losses
Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized in the year by such Resident Holder. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any following taxation year against taxable capital gains realized in such year to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of Offered Shares by a Resident Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on such shares or shares substituted for such shares to the extent and in the circumstance specified by the Tax Act. Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or beneficiary of a trust that owns such shares or that itself is a member of a partnership of a beneficiary of a trust that owns such shares. Resident Holders to whom these rules may be relevant should consult their own tax advisors.
A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) also may be liable to pay an additional refundable tax on its “aggregate investment income” for the year which will include taxable capital gains.
Minimum Tax
Capital gains realized and dividends received (or deemed to be received) by a Resident Holder that is an individual or a trust, other than certain specified trusts, may give rise to alternative minimum tax under the Tax Act. Resident Holders should consult their own tax advisors having regard to their own circumstances.
Non-Resident Holders
The following section of this summary is generally applicable to Holders who, at all relevant times: (i) for the purposes of the Tax Act, have not been and will not be deemed to be resident in Canada at any time while they hold the Offered Shares; and (ii) do not use or hold the Offered Shares in carrying on a business in Canada (“Non-Resident Holders”). In addition, this portion of the summary does not apply to an insurer who carries on an insurance business in Canada and elsewhere or to an “authorized foreign bank” for the purposes of the Tax Act. Such Holders should consult their own tax advisors.
Dividends
Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder by the Corporation are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend unless such rate is reduced by the terms of an applicable tax treaty. For example, under the Canada-United States Income Tax Convention (1980) (the “Treaty”), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the U.S. for purposes of the Treaty and entitled to benefits under the Treaty (a “U.S. Holder”) is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a Corporation beneficially owning at least 10% of the Corporation’s voting shares). Non-Resident Holders should consult their own tax advisors.
Dispositions of Offered Shares
A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of an Offered Share, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Offered Share constitutes “taxable Canadian property” to the Non-Resident Holder thereof for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty.
Provided the Offered Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which includes the TSX), at the time of disposition, the Offered Shares generally will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60 month period immediately preceding the disposition the following two conditions are met concurrently: (i) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, partnerships in which the Non-Resident Holder or persons with whom the Non-Resident Holder did not deal at arm’s length holds a membership interest (either directly or indirectly through one or more partnerships), or the Non-Resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the Corporation; and (ii) more than 50% of the fair market value of the Offered Shares of the Corporation was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act) or an option, an interest or right in such property, whether or not such property exists. Notwithstanding the foregoing, an Offered Share may otherwise be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act.
Even if an Offered Share is taxable Canadian property to a Non-Resident Holder, any capital gain realized upon the disposition of such Offered Share may not be subject to tax under the Tax Act if such capital gain is exempt from Canadian tax pursuant to the provisions of an applicable income tax convention. A Non-Resident Holder’s capital gain (or capital loss) in respect of Offered Shares that constitute or are deemed to constitute taxable Canadian property (and are not exempt from the Tax Act by virtue of an income tax convention) will generally be computed in the manner described above under the subheading “Resident Holders — Dispositions of Offered Shares”.
Non-Resident Holders whose Offered Shares are taxable Canadian property should consult their own tax advisors.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
The following is a summary of certain U.S. federal income tax considerations generally applicable to a U.S. Holder (as defined below) of the acquisition, ownership, and disposition of Common Shares. This summary does not purport to address all U.S. federal income tax matters that may be relevant to a particular U.S. Holder of Common Shares, nor is it a complete analysis of all potential U.S. federal income tax consequences. This summary does not address any tax consequences arising under any state, local or non-U.S. tax laws or U.S. federal estate or gift tax laws. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This summary applies only to a U.S. Holder that acquires Common Shares pursuant to the Offering and holds Common Shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). This summary does not address all U.S. federal income tax considerations that may be relevant to shareholders that are subject to special tax rules, including, without limitation, expatriates and certain former citizens of the United States, partnerships and other pass-through entities, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax qualified retirement plans and individual retirement accounts, regulated investment companies, real estate investment trusts, persons subject to the alternative minimum tax, persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar, persons holding Common Shares as part of a hedge, straddle or other risk reduction strategy or as part of a hedging or conversion transaction or other integrated investment, persons that own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares (including Common Shares) of the Corporation, and persons who acquired Common Shares through stock option or shares purchase plan programs or in other compensatory arrangements.
If a partnership (or other entity or arrangement taxed as a partnership for U.S. federal income tax purposes) holds Common Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships and partners in such a partnership are urged to consult their tax advisers regarding the tax consequences of acquiring, owning, and disposing of Common Shares.
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Common Shares that is: (i) a citizen or an individual who is a resident of the United States as determined for U.S. federal income tax purposes; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any State or political subdivision thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (1) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons has the authority to control all of the substantial decisions of the trust; or (2) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.
This summary is of a general nature only and is not intended to be tax advice to any prospective investor, and no representation with respect to the tax consequences to any particular investor is made. Prospective investors are urged to consult their tax advisers with respect to the U.S. federal, state, local and non-U.S. income and other tax considerations relevant to them, having regard to their particular circumstances.
Distributions
Subject to the discussion under “— Passive Foreign Investment Company Considerations” below, the gross amount of a distribution paid to a U.S. Holder with respect to Common Shares (including amounts withheld to pay Canadian withholding taxes) will be included in such holder’s gross income as dividend income to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of a distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of a U.S. Holder’s tax basis in Common Shares, and to the extent the amount of the distribution exceeds such

U.S. Holder’s tax basis, the excess will be taxed as capital gain. Because we do not expect to calculate our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect that a distribution generally will be treated as a dividend for U.S. federal income tax purposes.
Dividends received by individuals and other non-corporate U.S. Holders of Common Shares generally will be subject to tax at preferential rates applicable to long-term capital gains, provided that such holders meet certain holding period and other requirements and that the Corporation is not treated as a PFIC (as defined below) for the taxable year in which the dividend is paid or for the preceding taxable year. Dividends on Common Shares generally will not be eligible for the dividends-received deduction allowed to corporations. U.S. Holders are urged to consult their tax advisers regarding the application of the relevant rules to their particular circumstances.
Dividends paid on Common Shares generally will constitute foreign-source income classified as “passive category” income for foreign tax credit limitation purposes. A U.S. Holder may be entitled to deduct or credit any Canadian withholding taxes on dividends in determining its U.S. income tax liability, subject to certain limitations (including that the election to deduct or credit foreign taxes applies to all of such U.S. Holder’s foreign taxes for a particular taxable year). The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisers regarding the availability of the foreign tax credit under their particular circumstances.
Receipt of Foreign Currency
The U.S. dollar value of any distribution on Common Shares made in Canadian dollars generally will be calculated by reference to the exchange rate between U.S. dollars and Canadian dollars in effect on the date of actual or constructive receipt of such distribution by the U.S. Holder, regardless of whether the Canadian dollars so received are in fact converted into U.S. dollars. If the Canadian dollars so received are converted into U.S. dollars on the date of receipt, then a U.S. Holder generally will not recognize foreign currency gain or loss on such conversion. If the Canadian dollars so received are not converted into U.S. dollars on the date of receipt, then a U.S. Holder generally will have a tax basis in the Canadian dollars equal to the U.S. dollar value of such Canadian dollars on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the Canadian dollars generally will be treated as ordinary income or loss to a U.S. Holder and generally will be U.S.-source income or loss for U.S. foreign tax credit purposes. U.S. Holders are urged to consult their tax advisers regarding the U.S. federal income tax consequences of receiving distributions on Common Shares in Canadian dollars.
Sale or Other Disposition of Common Shares
Subject to the discussion under “— Passive Foreign Investment Company Considerations” below, a U.S. Holder will recognize gain or loss upon the sale, exchange, or other taxable disposition of Common Shares equal to the difference, if any, between the amount realized for Common Shares and the U.S. Holder’s tax basis in such Common Shares. The gain or loss will be capital gain or loss. Non-corporate U.S. Holders, including individual U.S. Holders that have held Common Shares for more than one year, currently are eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss recognized by a U.S. Holder generally will be treated as U.S.-source gain or loss for foreign tax credit limitation purposes.
Passive Foreign Investment Company Considerations
Certain adverse tax consequences could apply to a U.S. Holder if we are treated as a “passive foreign investment company” (a “PFIC”) for any taxable year during which the U.S. Holder holds Common Shares. In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income (the “income test”) or (ii) 50% or more of the average value of its assets consists of assets that produce, or are held for the production of, passive income (the “asset test”). Generally, “passive income” includes interest, dividends, rents, royalties and certain gains, and cash is a passive asset for PFIC purposes. For purposes of the asset test and income test, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation.

Based on our current and expected income, assets and activities, we do not believe that we are currently a PFIC, nor do we anticipate becoming a PFIC for the foreseeable future. However, the determination of whether we are a PFIC depends on the particular facts and circumstances (such as the valuation of our assets, including goodwill and other intangible assets) and is also affected by the application of the PFIC rules, which are subject to differing interpretations. The fair market value of our assets is expected to depend, in part, upon (i) the market price of Common Shares, which is likely to fluctuate, and (ii) the composition of our income and assets, which will be affected by how, and how quickly, we spend any cash that is raised in any financing transaction, including the Offering. Moreover, our PFIC status is determined on an annual basis after the end of each taxable year. In light of the foregoing, no assurance can be provided that we are not currently a PFIC or that we will not become a PFIC in any future taxable year.
In general, if we were a PFIC for any taxable year during which a U.S. Holder held Common Shares, gain recognized upon a disposition of Common Shares by the U.S. Holder would be allocated ratably over the U.S. Holder’s holding period for such Common Shares. The amounts allocated to the taxable year of disposition and to taxable years prior to the first taxable year in which we were a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest tax rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the resulting tax liability for each such year. Further, to the extent that any distribution received by a U.S. Holder on Common Shares exceeded 125% of the average of the annual distributions received on such Common Shares during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner.
Alternatively, if we were a PFIC and if Common Shares were “regularly traded” on a “qualified exchange,” a U.S. Holder might be able to make a mark-to-market election with respect to Common Shares that would result in tax treatment different from the general tax treatment for PFICs described above. The Common Shares would be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of Common Shares were traded on a qualified exchange on at least 15 days during each calendar quarter. Nasdaq, where Common Shares are expected to be listed, is a qualified exchange for this purpose. If a U.S. Holder makes the mark-to-market election, in each year that we are a PFIC the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of Common Shares at the end of the taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of Common Shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in Common Shares will be adjusted to reflect these income or loss amounts. In addition, if a U.S. Holder makes the mark-to-market election, any gain that the U.S. Holder recognizes on the sale or other disposition of Common Shares in a year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If we were a PFIC, U.S. Holders should be aware that the interest charge regime described above could be applied to indirect distributions or gains deemed to be attributable to U.S. Holders in respect of any of our subsidiaries that also may be determined to be a PFIC, and the mark-to-market election generally would not be effective for such subsidiaries. U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances.
We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in a further alternative tax treatment.
If we were a PFIC for any year during which a U.S. Holder owned Common Shares, we generally would continue to be treated as a PFIC with respect to such U.S. Holder’s Common Shares unless (i) we ceased to be a PFIC and (ii) the U.S. Holder had made a “deemed sale” election under the PFIC rules to recognize gain (but not loss) under the PFIC rules described above, without the receipt of corresponding cash.

If we were a PFIC or, with respect to a particular U.S. Holder, we were treated as a PFIC for the taxable year in which we pay a dividend or for the prior taxable year, the preferential rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply. In addition, if we were a PFIC for any taxable year during which a U.S. Holder owns Common Shares, the U.S. Holder would be required to file annual reports with the Internal Revenue Service, subject to certain exceptions.
The application of the PFIC rules to U.S. Holders is uncertain in certain respects, and the PFIC rules remain subject to recently proposed Treasury Regulations yet to be made final. Each U.S. Holder should consult its own tax adviser regarding the application of the PFIC rules, including the foregoing filing requirements and the recently proposed Treasury Regulations, as well as the advisability of making any available election under the PFIC rules, with regard to such holder’s ownership and disposition of Common Shares.
Additional Tax on Net Investment Income
Certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their dividend income and net gains from the disposition of Common Shares. Each U.S. Holder that is an individual, estate or trust is urged to consult its tax advisers regarding the applicability of this tax to its income and gains in respect of Common Shares.
Foreign Financial Asset Reporting
Citizens or individual residents of the United States holding “specified foreign financial assets” (which generally include shares and other securities issued by a foreign person unless held in an account maintained by a financial institution) that exceed certain U.S. dollar thresholds are required to report information relating to such assets, which could include Common Shares, by filing a completed Internal Revenue Service Form 8938 (Statement of Specified Foreign Financial Assets) with their tax returns. Significant penalties and the extension of the statute of limitations with respect to such holder’s U.S. federal income tax returns may apply for the failure to satisfy this reporting obligation. U.S. Holders are urged to consult their tax advisers regarding the foregoing reporting obligation with regard to their ownership of Common Shares.
Information Reporting and Backup Withholding
Distributions with respect to Common Shares and proceeds from the sale, exchange, or other taxable disposition of Common Shares may be subject to information reporting to the Internal Revenue Service and U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and properly establishes such exempt status. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

AUDITOR, REGISTRAR AND TRANSFER AGENTS
The auditor of the Corporation is PricewaterhouseCoopers LLP, Chartered Professional Accountants. TSX Trust Corporation is the registrar and Canadian transfer agent for the Common Shares, at its principal office in Toronto, Ontario. Computershare Trust Company, N.A., is the U.S. transfer agent for the Common Shares, at its principal office in Canton, Massachusetts.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
The Corporation is not aware of any material interests, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or executive officer or any shareholder of Profound holding more than 10% of the Common Shares or any associate or affiliate of any of the foregoing in any transaction within the three most recently completed financial years or during the current financial year or any proposed or ongoing transaction of the Corporation which has or will materially affect the Corporation.
LEGAL PROCEEDINGS
There are no legal proceedings that the Corporation is or was a party to, or that any of its property is or was a subject of, that were or are material to the Corporation, nor are any such legal proceedings known to the Corporation to be contemplated which could be material to the Corporation.
To the knowledge of management of the Corporation, there have not been any penalties or sanctions imposed against the Corporation by a court relating to securities legislation or by a securities regulatory authority, nor have there been any other penalties or sanctions imposed by a court or regulatory body against the Corporation that would likely be considered important to a reasonable investor in making an investment decision, and the Corporation has not entered into any settlement agreement before a court relating to securities legislation or with a securities regulatory authority.
ENFORCEABILITY OF CIVIL LIABILITIES
The Corporation is governed by the laws of the Province of Ontario, Canada and its principal place of business is outside the United States. The majority of the directors and officers of the Corporation and the experts named herein are resident outside of the United States and a substantial portion of the Corporation’s assets and the assets of such persons are located outside of the United States. Consequently, it may be difficult for United States purchasers to effect service of process within the United States on the Corporation, its directors or officers or such experts, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the U.S. Securities Act of 1933, as amended. Purchasers should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against the Corporation or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States or would render judgments, in original actions, for liabilities against the Corporation or such persons predicated on the United States federal securities or any such state securities or “blue sky” laws.
The Corporation has filed with the SEC, in connection with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed Corporation Services Corporation as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court, arising out of or related to or concerning the Registration Statement.

AGENT FOR SERVICE OF PROCESS
Messrs. Arthur Rosenthal and Brian Ellacott, directors of the Corporation, reside outside of Canada. Messrs. Rosenthal and Ellacott have each appointed the Corporation as their agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgements obtained in Canada against a person that resides outside of Canada, even if such person has appointed an agent for service of process. The Corporation’s head office is located at 2400 Skymark Avenue, Unit 6, Mississauga, Ontario, L4W 5K5.
INTEREST OF EXPERTS
Certain United States and Canadian legal matters relating to the Offering will be passed upon by Torys LLP on behalf of the Corporation and by Osler, Hoskin & Harcourt LLP on behalf of the Underwriters. As at the date hereof, the partners and associates of each of Torys LLP and Osler, Hoskin & Harcourt LLP, and each of their designated professionals, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding Common Shares.

Base Shelf Prospectus
SHORT FORM BASE SHELF PROSPECTUS
This short form prospectus is a base shelf prospectus. This short form base shelf prospectus has been filed under legislation in each of the provinces of Canada, other than Québec, that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.
No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.
Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, Finance of Profound Medical Corp. at 2400 Skymark Avenue, Unit 6, Mississauga, Ontario, L4W 5K5, Telephone: (647) 476-1350, and are also available electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.
SHORT FORM BASE SHELF PROSPECTUS
New Issue and Secondary Offering	October 17, 2019
PROFOUND MEDICAL CORP.
Common Shares
Warrants
Units
US$100,000,000
Profound Medical Corp. (the “Corporation” or “Profound”) may offer and issue from time to time common shares of the Corporation (“Common Shares”), warrants to purchase Common Shares (“Warrants”) or units (“Units”) comprised of one or more of the other securities described in this short form base shelf prospectus (the “Prospectus”) (all of the foregoing collectively, the “Securities”) or any combination thereof for up to an aggregate initial offering price of US$100,000,000 (or the equivalent thereof in other currencies) during the 25-month period that this Prospectus, including any amendments hereto, remains effective. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement (a “Prospectus Supplement”). One or more holders of Common Shares (each, a “Selling Shareholder”) may also offer and sell Common Shares under this Prospectus. See “Selling Shareholders”. The Corporation is filing this Prospectus in connection with the concurrent filing of a U.S. registration statement on Form F-10, of which this Prospectus forms a part (the “Registration Statement”), pursuant to the United States Securities Act of 1933, as amended (the “U.S. Securities Act”). See “Available Information”.
The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the offering price, whether the Common Shares are being offered for cash, the persons offering the Common Shares and any other terms specific to the Common Shares being offered; (ii) in the case of Warrants, the offering price, whether the Warrants are being offered for cash, the designation, the number and the terms of the Common Shares purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, the dates and periods of exercise, and any other terms specific to the Warrants being offered; and (iii) in the case of Units, the designation and terms of the Units and of the securities comprising the Units and any other specific terms. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.
All information permitted under applicable law to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus to the extent required under applicable securities laws. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.
The Corporation and the Selling Shareholder(s) may offer and sell the Securities to or through underwriters or dealers purchasing as principals and may also sell directly to one or more purchasers or through agents or pursuant to applicable statutory exemptions. See “Plan of Distribution”. The Prospectus Supplement relating to a particular offering of Securities will identify, if applicable, each underwriter, dealer or agent, as the case may be, engaged by the Corporation or the Selling Shareholder(s) in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the identity of the Selling Shareholder(s), if any, the initial issue price (in the event that the offering is a fixed price distribution), the proceeds that the Corporation or the Selling Shareholder(s) will, or expects to receive and any other material terms of the plan of distribution.
The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices.
If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale, at prices determined by reference to the prevailing price of a specified Security in a specified market or at prices to be negotiated with purchasers. If offered on a non-fixed price basis, the compensation payable to an underwriter, dealer or agent in connection, if applicable, with any such sale will be decreased by the amount, if any, by which the aggregate price paid for Securities by the purchasers is less than the gross proceeds paid by the underwriter, dealer or agent to the Corporation. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.
In connection with any offering of Securities, unless otherwise specified in a Prospectus Supplement, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. A purchaser who acquires Securities forming part of the underwriters’, dealers’ or agents’ over-allocation position acquires those Securities under this Prospectus and the Prospectus Supplement relating to the particular offering of Securities, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases. See “Plan of Distribution”.
The outstanding Common Shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “PRN”. The Corporation has also applied to list the Common Shares on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “PROF”. The listing of the Common Shares on Nasdaq is dependent upon satisfaction of all necessary listing requirements. Unless otherwise specified in the applicable Prospectus Supplement, no Securities, other than Common Shares, will be listed on any securities exchange.
The head and registered office of the Corporation is located at 2400 Skymark Avenue, Unit 6, Mississauga, Ontario, L4W 5K5.
The Corporation is permitted, under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States (“MJDS”), to prepare this Prospectus in accordance with the disclosure requirements of Canada. Prospective purchasers in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and may not be comparable to financial statements of United States companies. The audit of such financial statements are subject to Canadian generally accepted auditing standards and auditor independence standards.

The enforcement by purchasers of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Corporation is governed by the laws of Ontario, Canada, that some or all of its officers and directors are residents of a foreign country, that some or all of the experts named in this Prospectus are, and the underwriters, dealers or agents named in any Prospectus Supplement may be, residents of a foreign country, and a substantial portion of the assets of the Corporation and said persons may be located outside of the United States.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE OR CANADIAN SECURITIES COMMISSION OR REGULATORY AUTHORITY NOR HAS THE SEC OR ANY STATE OR CANADIAN SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.
Prospective purchasers should be aware that the acquisition of the Securities may have tax consequences in Canada and the United States. Such consequences for purchasers who are resident in, or citizens of, the United States may not be described fully herein or in any applicable Prospectus Supplement. Prospective purchasers should read the tax discussion contained in this Prospectus under the heading “Certain Income Tax Considerations” as well as the tax discussion, if any, contained in the applicable Prospectus Supplement with respect to a particular offering of Securities.
All dollar amounts in this Prospectus are expressed in Canadian dollars, except as otherwise indicated.
No underwriter has been involved in the preparation of this Prospectus nor has any underwriter performed any review of the contents of this Prospectus.
Investing in the Securities involves certain risks. Prospective purchasers of the Securities should carefully consider all the information in this Prospectus and in the documents incorporated by reference in this Prospectus.

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION
This Prospectus includes or incorporates by reference certain statements that are “forward-looking information” within the meaning of applicable securities legislation. The forward-looking information in this Prospectus is presented for the purpose of providing disclosure of the current expectations of the Corporation’s future events or results, having regard to current plans, objectives and proposals, and such information may not be appropriate for other purposes. Forward-looking information may also include information regarding the Corporation’s future plans or objectives and other information that is not comprised of historical fact. Forward-looking information is predictive in nature and depends upon or refers to future events or conditions; as such, this Prospectus uses words such as “may”, “would”, “could”, “should”, “will” “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate” and similar expressions (including negative and grammatical variations thereof) suggesting future outcomes or events to identify forward-looking information.
Any such forward-looking information is based on information currently available to the Corporation, and is based on assumptions and analyses made by it in light of the Corporation’s experiences and perception of historical trends, current conditions and expected future developments, as well as other factors the Corporation believes are appropriate in the circumstances, including but not limited to:
•
the Corporation’s expectations regarding its proposed listing of the Common Shares on Nasdaq;

•
the Corporation’s expectations regarding commercializing its approved products (particularly the TULSA-PRO (as defined herein) system following United States Food and Drug Administration (“FDA”) clearance) and the Corporation’s ability to generate revenues and achieve profitability;

•
the Corporation’s expectations regarding the safety, efficacy and advantages of its products over its competitors and alternative treatment options;

•
the Corporation’s expectations regarding its products fulfilling unmet clinical needs and achieving market acceptance among patients, physicians and clinicians;

•
the Corporation’s expectations regarding reimbursement for its approved products from third-party payers;

•
the Corporation’s expectations regarding its relationships with Koninklijke Philips N.V. (“Philips”) and Siemens Healthcare GmbH (“Siemens”), and the Corporation’s ability to achieve compatibility of its systems with magnetic resonance imaging (“MRI”) scanners produced by other manufacturers;

•
the Corporation’s ability to attract, develop and maintain relationships with other suppliers, manufacturers, distributors and strategic partners;

•
the Corporation’s expectations regarding its pipeline of product development, including expanding the clinical application of the Corporation’s products to cover additional indications;

•
the Corporation’s expectations regarding current and future clinical trials, including the timing and results thereof;

•
the Corporation’s expectations regarding receipt of additional regulatory approvals for its products and future product candidates;

•
the Corporation’s mission and future growth plans;

•
the Corporation’s ability to attract and retain personnel;

•
the Corporation’s expectations regarding its competitive position for each of its products in the jurisdictions where they are approved;

•
the Corporation’s ability to raise debt and equity capital to fund future product development, pursue regulatory approvals and commercialize its approved products; and

•
anticipated trends and challenges in the Corporation’s business and the markets in which it operates.

Whether actual results and developments will conform with the expectations and predictions contained in the forward-looking information is subject to a number of risks and uncertainties, many of which are beyond the Corporation’s control, and the effects of which can be difficult to predict. Factors that could cause actual results or events to differ materially from those described in the forward-looking information include, but are not limited to, those that are described under the heading “Risk Factors” and elsewhere in this Prospectus and the documents incorporated by reference herein, such as:
•
risks related to the Corporation’s limited operating history and history of net losses;

•
risks related to the Corporation’s ability to commercialize its approved products, including expanding the Corporation’s sales and marketing capabilities, increasing the Corporation’s manufacturing and distribution capacity, increasing reimbursement coverage for the Corporation’s approved products and achieving and maintaining market acceptance for its products;

•
risks related to the regulation of the Corporation’s products, including in connection with obtaining regulatory approvals as well as post-marketing regulation;

•
risks related to the Corporation’s successful completion of clinical trials with respect to its products and future product candidates;

•
risks related to managing growth, including in respect of obtaining additional funding and establishing and maintaining collaborative partnerships, to achieve the Corporation’s goals;

•
risks related to competition that may impact market acceptance of the Corporation’s products and limit its growth;

•
risks relating to fluctuating input prices and currency exchange rates;

•
risks related to the reimbursement models in relevant jurisdictions that may not be advantageous;

•
risks related to reliance on third parties, including the Corporation’s collaborative partners, manufacturers, distributors and suppliers, and increasing the compatibility of its systems with MRI scanners;

•
risks related to intellectual property, including license rights that are key to the Corporation’s business; and

•
risks related to the loss of key personnel.

In evaluating any forward-looking information contained in this Prospectus and the documents incorporated by reference herein, the Corporation cautions readers not to place undue reliance on any such forward-looking information. Unless otherwise required by applicable securities laws, the Corporation does not intend, nor does it undertake any obligation, to update or revise any forward-looking information contained, or incorporated by reference, in this Prospectus to reflect subsequent information, events, results, circumstances or otherwise. Additional information about these assumptions and risks and uncertainties is contained in the Corporation’s filings with securities regulators, which are available on SEDAR at www.sedar.com.

FINANCIAL INFORMATION
All dollar amounts set forth in this Prospectus and in the documents incorporated by reference herein are in Canadian dollars unless otherwise indicated, references to “dollars”, or “$” are to Canadian dollars and all references to “US$” are to United States dollars. All financial information in this Prospectus and in the documents incorporated by reference herein has, unless stated otherwise, been derived from the financial statements presented in accordance with IFRS, which differs from United States generally accepted accounting principles.

DOCUMENTS INCORPORATED BY REFERENCE
Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in each of the provinces of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, Finance of the Corporation at 2400 Skymark Avenue, Unit 6, Mississauga, Ontario, L4W 5K5, Telephone: (647) 476-1350. In addition, copies of the documents incorporated herein by reference may be obtained from the securities commissions or similar authorities in Canada through SEDAR at www.sedar.com. Documents filed with, or furnished to, the SEC are available through the SEC’s Electronic Data Gathering and Retrieval System at www.sec.gov.
The following documents of the Corporation, which have been filed with Canadian securities commissions or similar authorities in Canada, and filed as exhibits to the Registration Statement, are specifically incorporated by reference in, and form an integral part of, this Prospectus:
(a)
the sections entitled “Item 3: Key Information”, “Item 4: Information on the Company”, “Item 6: Directors, Senior Management and Employees”, “Item 7: Major Shareholders and Related Party Transactions” and “ Item 10: Additional Information ” (Sections A, B, and C only) from the U.S. registration statement on Form 20-F of the Corporation dated August 29, 2019, withdrawn by the Corporation on September 23, 2019 (the “Withdrawn 20-F”);

(b)
the annual information form of the Corporation for the year ended December 31, 2018 dated March 7, 2019;

(c)
the audited consolidated financial statements of the Corporation as at December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018, together with the notes thereto, as contained on pages F-2 to F-41 of the Withdrawn 20-F (the “ Annual Financial Statements ”), other than the auditor’s report thereon;

(d)
the management’s discussion and analysis of financial condition and results of operations of the Corporation for the financial year ended December 31, 2018, as contained in “Item 5: Operating and Financial Review and Prospectus” (Sections A, B, C and F only) of the Withdrawn 20-F (the “ 20-F MD&A ”);

(e)
the unaudited interim condensed consolidated financial statements of the Corporation as at and for the three and six months ended June 30, 2019 and 2018, together with the notes thereto, as contained on pages F-42 to F-62 of the Withdrawn 20-F (the “ Interim Financial Statements ”);

(f)
the management’s discussion and analysis of financial condition and results of operations of the Corporation for the three and six months ended June 30, 2019, included in the 20-F MD&A (the “ Interim MD&A ”);

(g)
the management information circular of the Corporation dated May 6, 2019 in connection with the Corporation’s annual meeting of shareholders held on June 13, 2019;

(h)
the material change report of the Corporation dated September 3, 2019 in respect of the Corporation receiving 510(k) clearance from the FDA to market the TULSA-PRO system for ablation of prostate tissue;

(i)
the material change report of the Corporation dated September 19, 2019 in respect of the public offering of units of the Corporation that closed on September 20, 2019 (the “ 2019 Offering ”); and

(j)
the material change report of the Corporation dated October 17, 2019 in respect of the consolidation of the Common Shares on the basis of one post-consolidation Common Share for every ten pre-consolidation Common Shares (the “ Consolidation ”).

An auditor’s report to the Annual Financial Statements dated August 14, 2019 in the form specified by Canadian GAAS is attached hereto as Schedule “A”.
Any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 — Short Form Prospectus Distributions (other than confidential material change reports, if any) filed by the Corporation with the securities commissions or similar regulatory authorities in Canada after the date of this Prospectus and all Prospectus Supplements, disclosing additional or updated information filed pursuant to the requirements of applicable securities legislation in Canada and during the period that this Prospectus is effective, shall be deemed to be incorporated by reference in this Prospectus. In addition, any “template version” of  “marketing materials” (as defined in National Instrument 41-101 — General Prospectus Requirements) filed after the date of a Prospectus Supplement and prior to the termination of the offering of Securities to which such Prospectus Supplement relates, shall be deemed to be incorporated by reference into such Prospectus Supplement. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Corporation and prospective purchasers of Securities should review all information contained in this Prospectus and the documents incorporated or deemed to be incorporated herein by reference.
Upon a new annual information form and related annual consolidated financial statements being filed by the Corporation with the applicable securities regulatory authorities during the duration that this Prospectus is effective, the previous annual information form, the previous annual consolidated financial statements and all interim consolidated financial statements, and in each case the accompanying management’s discussion and analysis, any information circular (other than relating to an annual meeting of shareholders of the Corporation) filed prior to the commencement of the financial year of the Corporation in which the new annual information form is filed and material change reports filed prior to the commencement of the financial year of the Corporation in which the new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by the Corporation with the applicable securities regulatory authorities during the duration that this Prospectus is effective, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon a new information circular relating to an annual meeting of shareholders of the Corporation being filed by the Corporation with the applicable securities regulatory authorities during the duration that this Prospectus is effective, the information circular for the previous annual meeting of shareholders of the Corporation shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.
In addition, any document or information included in any report on Form 6-K or Form 40-F (or any respective successor form) that is filed with or furnished to the SEC, as applicable, pursuant to the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) after the date of this Prospectus, shall be deemed to be incorporated by reference the Registration Statement (in the case of Form 6-K, if and to the extent such incorporation by reference is expressly set forth therein).
A Prospectus Supplement containing the specific terms of an offering of Securities and other information relating to the Securities will be delivered to prospective purchasers of such Securities together with this Prospectus to the extent required under applicable securities laws. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.
Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
The following documents have been, or will be, filed with the SEC as part of the Registration Statement: (1) the documents listed under “Documents Incorporated by Reference”; (2) the consents of PricewaterhouseCoopers LLP and Torys LLP; and (3) powers of attorney from certain of the Corporation’s directors and officers. A copy of the form of warrant indenture for any Warrant offerings under this Prospectus will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the U.S. Exchange Act.
AVAILABLE INFORMATION
The Corporation has concurrently filed with the SEC the Registration Statement with respect to the Securities offered pursuant to this Prospectus. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information contained in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance the prospective purchasers should refer to the exhibits for a more complete description of the matter involved.
The Corporation is subject to the information requirements of applicable Canadian securities legislation and, in accordance therewith, files reports and other information with the applicable securities regulators in Canada. Upon effectiveness of the Registration Statement, the Corporation will be subject to the information requirements of the U.S. Exchange Act and will file reports and information with the SEC. Under the MJDS adopted by the United States and Canada, documents and other information that the Corporation files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer within the meaning of rules made under the U.S. Exchange Act, the Corporation will be exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation’s officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Corporation will not be required to publish financial statements as promptly as United States companies.
The SEC maintains an Internet site at www.sec.gov that makes available reports and other information that the Corporation files or furnishes electronically with it. A prospective purchaser may also read and download any public document that the Corporation has filed with the Canadian securities regulatory authorities under the Corporation’s profile on the SEDAR at www.sedar.com. The Corporation’s Internet site can be found at http://www.profoundmedical.com. The information on the Corporation’s website is not incorporated by reference into this Prospectus and should not be considered a part of this Prospectus, and the reference to the Corporation’s website in this Prospectus is an inactive textual reference only.
Prospective purchasers should rely only on information contained or incorporated by reference in this Prospectus and any applicable Prospectus Supplement. The Corporation has not authorized anyone to provide prospective purchasers with different information. The Corporation is not making an offer of the Securities in any jurisdiction where the offer is not permitted. Prospective purchasers should not assume that the information contained in this Prospectus is accurate as of any date other than the date on the front of this Prospectus, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this Prospectus and the documents incorporated herein by reference are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Corporation may have changed since those dates.

PROFOUND MEDICAL CORP.
Profound is an early commercial-stage medical device company focused on the development and marketing of customizable, incision-free therapeutic systems for the ablation of diseased tissue using its platform technology. The Corporation’s leading approved product (the “TULSA-PRO system”) combines real-time MRI, robotically-driven transurethral sweeping action/thermal ultrasound and closed-loop temperature feedback control and is comprised of two categories of components: disposables and the capital equipment used in conjunction with a customer’s MRI scanner. The TULSA-PRO system, which in August 2019 received FDA clearance as a Class II device in the United States for thermal ablation of prescribed prostate tissue, benign and malignant, using transurethral ultrasound ablation (“TULSA”) based on the Corporation’s TULSA-PRO whole gland ablation clinical trial, and is also CE marked in the European Union (“EU”) for ablation of targeted prostate tissue (benign or malignant). In addition, the Corporation’s Sonalleve system is CE marked in the EU for the treatment of uterine fibroids and palliative pain relief associated with metastases in bone and is also approved in China for the treatment of non-invasive treatment of uterine fibroids. the Corporation’s systems are designed to be used with MRI scanners and are currently compatible with MRI scanners manufactured by Philips and Siemens. To date, the Corporation has primarily generated revenues from its limited commercialization of its systems in the EU (principally in Germany) and Asia. Profound intends to commence commercialization of the TULSA-PRO system in the United States in the near term following the Corporation’s recent FDA clearance. The Corporation also continues to pursue additional regulatory approvals, research and development, clinical studies, procedure reimbursement and acquisitions in order to expand the applications of its platform technology and expand its commercial footprint.
Recent Developments
On August 29, 2019, the Corporation filed the Withdrawn 20-F with the SEC for its proposed registration of its Common Shares under Section 12(b) of the U.S. Exchange Act, and concurrently filed an application to list its Common Shares on Nasdaq. On September 23, 2019, the Corporation withdrew the Withdrawn 20-F because the Corporation determined that it has since become eligible to register its Common Shares under the MJDS. The listing of the Common Shares on Nasdaq is dependent upon satisfaction of all necessary listing requirements.
On October 11, 2019, the Corporation consolidated the Common Shares on the basis of one post-Consolidation Common Share for every ten pre-Consolidation Common Shares. The Common Shares commenced trading on the TSX on a post-Consolidation basis effective at the opening of trading on October 16, 2019.

CONSOLIDATED CAPITALIZATION
The following table sets forth the unaudited consolidated capitalization of the Corporation as at October 17, 2019. This table should be read in conjunction with the Interim Financial Statements and Interim MD&A incorporated by reference in this Prospectus.
Designation of Security	As at October 17, 2019
Share Capital
Common Shares	$130,395,091
(11,852,749 Common Shares)
2017 Warrants	$1,936,247(1)
(500,000 Warrants Shares)
2018 Warrants	$9,767,750(2)
(1,725,000 Warrants Shares)
CIBC Warrants	$223,084(3)
(32,171 Warrants Shares)
2019 Warrants	$1,151,881(4)
(522,727 Warrants Shares)
Options(5)	1,027,743
Indebtedness
2018 Loan Agreement(6)	$12,153,621

Notes:
(1)
The fair value of the common share purchase warrants issued pursuant to the public offering of units of the Corporation that closed on August 24, 2017 (the “2017 Warrants”) has been calculated using the Black-Scholes option pricing model using 77% volatility, an expected life of 3 years, 1.56% risk-free interest rate, no dividend yield, a share price of  $0.95 and an exercise price of  $1.40. As a result of the Consolidation, holders will receive 0.10 of a Common Share (each whole Common Share, a “Warrant Share”) for each 2017 Warrant exercised and therefore, ten 2017 Warrants are required to be exercised, at an exercise price of  $14.00 per Warrant Share, in order to obtain one Warrant Share.

(2)
The fair value of the common share purchase warrants issued pursuant to the public offering of units of the Corporation that closed on March 20, 2018 (the “2018 Warrants”) has been calculated using the Black-Scholes option pricing model using 71% volatility, an expected life of 5 years, 2.0% risk-free interest rate, no dividend yield, a share price of  $1.06 and an exercise price of  $1.40. As a result of the Consolidation, holders will receive 0.10 of a Warrant Share for each 2018 Warrant exercised and therefore, ten 2018 Warrants are required to be exercised, at an exercise price of  $14.00 per Warrant Share, in order to obtain one Warrant Share.

(3)
The fair value of the common share purchase warrants issued pursuant to the 2018 Loan Agreement (defined below) (the “CIBC Warrants”) has been calculated using the Black-Scholes option pricing model using 88% volatility, an expected life of 3.8 years, 1.43% risk-free interest rate, no dividend yield, a share price of  $1.11 and an exercise price of  $0.97. As a result of the Consolidation, holders will receive 0.10 of a Warrant Share for each CIBC Warrant exercised and therefore, ten CIBC Warrants are required to be exercised, at an exercise price of  $9.70 per Warrant Share, in order to obtain one Warrant Share.

(4)
The fair value of the common share purchase warrants issued pursuant to the 2019 Offering (the “2019 Warrants”) has been calculated using the Black-Scholes option pricing model using 58% volatility, an expected life of 2 years, 1.61% risk-free interest rate, no dividend yield, a share price of  $1.06 and an exercise price of  $1.55. As a result of the Consolidation, holders will receive 0.10 of a Warrant Share for each 2019 Warrant exercised and therefore, ten 2019 Warrants are required to be exercised, at an exercise price of  $15.50 per Warrant Share, in order to obtain one Warrant Share.

(5)
Options (“Options”) are granted pursuant to the Amended and Restated Share Option Plan of the Corporation, as it may be amended from time to time.

(6)
Pursuant to a loan agreement dated July 30, 2018 (the “2018 Loan Agreement”), a Canadian chartered bank (the “Lender”) provided a secured loan for total initial gross proceeds of  $12,500,000 maturing on July 29, 2022 with an interest rate based on prime plus 2.5%. The Corporation is required to make interest only payments until October 31, 2019 and monthly repayments of the principal of  $378,788 plus accrued interest will commence on October 31, 2019. In connection with the 2018 Loan Agreement, the Corporation also issued 321,714 CIBC warrants to the Lender.

USE OF PROCEEDS
The use of the net proceeds from the sale of Securities will be described in a Prospectus Supplement relating to the specific issuance of such Securities.
SELLING SECURITYHOLDERS
This Prospectus may also, from time to time, relate to the offering of the Common Shares by way of a secondary offering (each, a “Secondary Offering”) by one or more Selling Shareholders. The terms under which Common Shares may be offered by Selling Shareholders will be described in the applicable Prospectus Supplement. The Prospectus Supplement for or including any Secondary Offering will include, without limitation, where applicable: (i) the names of the Selling Shareholders; (ii) the number and type of Common Shares owned, controlled or directed by each Selling Shareholder; (iii) the number of Common Shares being distributed for the accounts of each Selling Shareholder; (iv) the number of Common Shares to be owned, controlled or directed by each Selling Shareholder after the distribution and the percentage that number or amount represents out of the total number of outstanding Common Share; (v) whether the Common Shares are owned by the Selling Shareholders, both of record and beneficially, of record only or beneficially only; (vi) if a Selling Shareholder purchased any of the Common Shares held by him, her or it in the 12 months preceding the date of the Prospectus Supplement, the date or dates the Selling Shareholder acquired the Common Shares; (vii) if a Selling Shareholder acquired the Common Shares held by him, her or it in the 12 months preceding the date of the Prospectus Supplement, the cost thereof to the Selling Shareholder in the aggregate and on a per Common Share basis; and (viii) the Prospectus Supplement will contain, if applicable, the disclosure required by Item 1.11 of Form 44-101F1 — Short Form Prospectus, and, if applicable, each Selling Shareholder will file a non-issuer’s submission to jurisdiction form with the corresponding Prospectus Supplement.

PLAN OF DISTRIBUTION
The Corporation may from time to time during the 25-month period that this Prospectus, including any amendments thereto, remains valid, offer for sale and issue up to an aggregate of US$100,000,000 in Securities hereunder. To the extent there are any Secondary Offerings, the aggregate amount of Securities that may be offered and sold by the Corporation hereunder shall be reduced by the aggregate amount of such Secondary Offerings.
The Corporation may offer and sell the Securities to or through underwriters or dealers purchasing as principals and may also sell directly to one or more purchasers or through agents or pursuant to applicable statutory exemptions. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by the Corporation in connection with the offering and sale of the Securities, the Selling Shareholders, if any, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the initial issue price, the proceeds that the Corporation will receive and any other material terms of the plan of distribution. Any initial offering price and discounts, concessions or commissions allowed or reallowed or paid to dealers may be changed from time to time.
Similarly, one or more Selling Shareholders may sell Common Shares to or through underwriters or dealers purchasing as principals and may also sell the Common Shares to one or more purchasers directly, through statutory exemptions, or through agents designated from time to time. See “Selling Shareholders”.
In addition, Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Corporation or one of its subsidiaries. The consideration for any such acquisition may consist of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.
Securities may be sold from time to time in one or more transactions at a fixed price or prices or at prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing prices or at negotiated prices. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.
In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation from the Corporation or from other parties, including in the form of underwriters’, dealers’ or agents’ fees, commissions or concessions. Underwriters, dealers and agents that participate in the distribution of the Securities may be deemed to be underwriters for the purposes of applicable Canadian securities legislation and any such compensation received by them from the Corporation and any profit on the resale of the Securities by them may be deemed to be underwriting commissions.
In connection with any offering of Securities, except as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions intended to fix, stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time.
Underwriters, dealers or agents who participate in the distribution of the Securities may be entitled, under agreements to be entered into with the Corporation, to indemnification by the Corporation against certain liabilities, including liabilities under Canadian securities legislation and the U.S. Securities Act, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Corporation in the ordinary course of business.

Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Securities (other than Common Shares) will be a new issue of Securities with no established trading market. Accordingly, there is currently no market through which the Securities (other than Common Shares) may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See “Risk Factors”.
This Prospectus constitutes a public offering of these Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such Securities.

DESCRIPTION OF SECURITIES
Description of Common Shares
Profound is authorized to issue an unlimited number of Common Shares. As at the date of this Prospectus, there were 11,852,749 Common Shares issued and outstanding. The holders of Common Shares are entitled to: (i) one vote for each Common Share held at all meetings of shareholders of Profound; (ii) the right to receive any dividend declared by Profound; and (iii) the right to receive the remaining property and assets of Profound upon dissolution. The Common Shares are listed and posted for trading on the TSX under the symbol “PRN”. The Corporation has also applied to list the Common Shares on the Nasdaq under the symbol “PROF”. The listing of the Common Shares on Nasdaq is dependent upon satisfaction of all necessary listing requirements.
Description of Warrants
The Corporation may issue Warrants. Unless the applicable Prospectus Supplement otherwise indicates, each series of Warrants will be issued under a separate warrant indenture to be entered into between the Corporation and one or more banks or trust companies acting as Warrant agent. The applicable Prospectus Supplement will describe the terms of the Warrants. The description will include, where applicable:
•
the designation of the Warrants;

•
the aggregate number of Warrants offered;

•
the price at which the Warrants will be offered;

•
the currency or currencies in which the Warrants will be offered;

•
the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

•
the number of the Common Shares that may be purchased upon exercise of the Warrants, and the procedures that will result in the adjustment of those numbers;

•
the exercise price of the Warrants;

•
whether the Warrants are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof; and

•
any other material terms or conditions of the Warrants.

Description of Units
The Corporation may issue Units comprised of one or more of the other Securities described in this Prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. A unit agreement, if any, under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date. The applicable Prospectus Supplement will describe the terms of the Units. The description will include, where applicable:
•
the designation of the Units and of the Securities comprising the Units;

•
the aggregated number of Units offered;

•
the price at which the Units will be offered;

•
the currency or currencies in which the Units will be offered;

•
any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units;

•
whether the Units and the securities comprising the Units are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof; and

•
any other material terms or conditions of the Units.

TRADING PRICE AND VOLUME
The Common Shares are listed for trading under the symbol “PRN” on the TSX. The following table sets forth the price range and trading volumes of the Common Shares as reported by the TSX for the periods indicated on a post-Consolidation basis.
Period	High ($)	Low ($)	Volume
2018
October	7.30	5.40	306,858
November	7.50	5.60	204,534
December	6.90	4.60	185,249
2019
January	8.80	5.60	102,701
February	8.70	7.50	73,344
March	8.50	7.80	109,508
April	9.90	7.90	401,135
May	9.80	8.20	119,663
June	8.60	7.70	36,515
July	8.80	6.30	145,207
August	10.60	7.30	309,824
September	15.90	9.10	619,336
October 1 to 16	10.80	8.30	166,805
The Common Shares commenced trading on the TSX on a post-Consolidation basis effective at the opening of trading on October 16, 2019.

PRIOR SALES
The following tables set forth the details regarding all issuances of Common Shares and securities convertible into Common Shares for the 12-month period prior to the date of this Prospectus on a post-Consolidation basis.
Warrants
Date of Grant	Number of Warrant Shares	Exercise Price
September 20, 2019	522,727(1)	$15.50
Options
Date of Grant	Number of Options	Exercise Price
November 19, 2018	3,300	$6.00
May 15, 2019	13,300	$9.10
May 16, 2019	484,940	$9.20
Common Shares
Date of Issuance	Number of Common Shares	Price per Common Share
September 24, 2018	1,100(2)	$3.00
May 28, 2019	1,800(2)	$3.00
September 20, 2019	1,045,454	$10.40

Notes:
(1)
As a result of the Consolidation, holders will receive 0.10 of a Warrant Share for each 2019 Warrant exercised and therefore, ten 2019 Warrants are required to be exercised, at an exercise price of  $15.50 per Warrant Share, in order to obtain one Warrant Share.

(2)
Acquired on exercise of Options.

CERTAIN INCOME TAX CONSIDERATIONS
The applicable Prospectus Supplement will describe certain material Canadian federal income tax consequences to an investor of the acquisition, ownership and disposition of any Securities offered thereunder. The applicable Prospectus Supplement may also describe certain United States federal income tax considerations generally applicable to the acquisition, ownership and disposition of any Securities offered thereunder by an investor who is a United States person.

RISK FACTORS
Before deciding to invest in any Securities, prospective purchasers in the Securities should consider carefully the risk factors and the other information contained and incorporated by reference in this Prospectus and the applicable Prospectus Supplement relating to a specific offering of Securities before purchasing the Securities. An investment in the Securities offered hereunder is speculative and involves a high degree of risk. Information regarding the risks affecting the Corporation and its business is provided in the documents incorporated by reference in this Prospectus. Additional risks and uncertainties not known to the Corporation or that management currently deems immaterial may also impair the Corporation’s business, financial condition, results of operations or prospects. See “Documents Incorporated by Reference”.
LEGAL MATTERS
There are no legal proceedings that the Corporation is or was a party to, or that any of its property is or was a subject of, that were or are material to the Corporation, nor are any such legal proceedings known to the Corporation to be contemplated which could be deemed material to the Corporation.
To the knowledge of management of the Corporation, there have not been any penalties or sanctions imposed against the Corporation by a court relating to securities legislation or by a securities regulatory authority, nor have there been any other penalties or sanctions imposed by a court or regulatory body against the Corporation that would likely be considered important to a reasonable investor in making an investment decision, and the Corporation has not entered into any settlement agreement before a court relating to securities legislation or with a securities regulatory authority.
INTEREST OF EXPERTS
Certain legal matters relating to the offering of the Securities hereunder will be passed upon by Torys LLP on behalf of the Corporation. As at the date hereof, the partners and associates of Torys LLP and its designated professionals, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding Common Shares.
AUDITORS, TRANSFER AGENT AND REGISTRAR
The auditor of the Corporation is PricewaterhouseCoopers LLP, Chartered Professional Accountants. TSX Trust Company is the registrar and transfer agent for the Common Shares, at its principal office in Toronto, Ontario.

ENFORCEABILITY OF CIVIL LIABILITIES
The Corporation is governed by the laws of Ontario and its principal place of business is outside the United States. The majority of the directors and officers of the Corporation and the experts named herein are resident outside of the United States and a substantial portion of the Corporation’s assets and the assets of such persons are located outside of the United States. Consequently, it may be difficult for United States purchasers to effect service of process within the United States on the Corporation, its directors or officers or such experts, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the U.S. Securities Act. Purchasers should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against the Corporation or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States or would enforce, in original actions, liabilities against the Corporation or such persons predicated on the United States federal securities or any such state securities or “blue sky” laws.
The Corporation filed with the SEC, concurrently with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed Corporation Services Company as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court, arising out of or related to or concerning the offering of Securities under the Registration Statement.
AGENT FOR SERVICE OF PROCESS
Messrs. Arthur Rosenthal and Brian Ellacott, directors of the Corporation, reside outside of Canada. Messrs. Rosenthal and Ellacott have appointed the Corporation as their agent for service of process in Ontario. Purchasers are advised that it may not be possible for prospective purchasers to enforce judgements obtained in Canada against a person that resides outside of Canada, even if such person has appointed an agent for service of process. The Corporation’s head office is located at 2400 Skymark Avenue, Unit 6, Mississauga, Ontario, L4W 5K5.

Schedule “A”
Independent auditor’s report
To the Shareholders of Profound Medical Corp.
Our opinion
In our opinion, the consolidated financial statements included in the registration statement on Form 20-F present fairly, in all material respects, the financial position of Profound Medical Corp. and its subsidiaries (together, the Company) as at December 31, 2018 and 2017, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2018 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).
What we have audited
The Company’s consolidated financial statements comprise:
•
the consolidated balance sheets as at December 31, 2018 and 2017;

•
the consolidated statements of loss and comprehensive loss for each of the three years in the period ended December 31, 2018;

•
the consolidated statements of changes in shareholders’ equity for each of the three years in the period ended December 31, 2018;

•
the consolidated statements of cash flows for each of the three years in the period ended December 31, 2018; and

•
the notes to the consolidated financial statements, which include a summary of significant accounting policies.

Basis for opinion
We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.
Independence
We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada. We have fulfilled our other ethical responsibilities in accordance with these requirements.
PricewaterhouseCoopers LLP
PwC Centre, 354 Davis Road, Suite 600, Oakville, Ontario, Canada L6J 0C5
T: +1 905 815 6300, F: +1 905 815 6499
“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Schedule A-1

Other information
Management is responsible for the other information. The other information comprises the Management’s Discussion and Analysis.
Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.
In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.
If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard
Responsibilities of management and those charged with governance for the consolidated financial statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.
Those charged with governance are responsible for overseeing the Company’s financial reporting process.
Auditor’s responsibilities for the audit of the consolidated financial statements
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.
As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:
•
Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•
Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•
Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our

Schedule A-2

auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.
•
Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•
Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.
We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.
The engagement partner on the audit resulting in this independent auditor’s report is Neil Rostant.
(Signed) “PricewaterhouseCoopers LLP”
Chartered Professional Accountants, Licensed Public Accountants
Oakville, Ontario, Canada
August 14, 2019
Schedule A-3